UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-SB/A
Amendment No. 4

General Form for Registration of Securities of Small Business Issuers
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

The Tradeshow Marketing Company, Ltd.
(Exact name of small business issuer as specified in its charter)

Nevada	EIN 06-175-4875
(State of incorporation)	(IRS Employer ID Number)

4550 East Cactus Rd, Suite 220 Phoenix, Arizona
 (Address of principal executive offices)

1- 800 585-8762
(Registrant's telephone number)

Securities to be registered under Section 12(b) of the Exchange Act: None

Securities to be registered under Section 12(g) of the Exchange Act: COMMON STOCK

THE TRADESHOW MARKETING COMPANY, LTD.

PART I

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements contained in this Form 10-SB, other than statements of historical facts, that address future activities, events or developments are forward-looking statements, including, but not limited to, statements containing the words "believe," "anticipate," "expect" and words of similar import. These statements are based on certain assumptions and analyses made by us in light of our experience and our assessment of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate under the circumstances. However, whether actual results will conform to the expectations and predictions of management is subject to a number of risks and uncertainties that may cause actual results to differ materially.

Such risks include, among others, the following: international, national and local general economic and market conditions: our ability to sustain, manage or forecast our growth; raw material costs and availability; new product development and introduction; existing government regulations and changes in, or the failure to comply with, government regulations; adverse publicity; competition; the loss of significant customers or suppliers; fluctuations and difficulty in forecasting operating results; changes in business strategy or development plans; business disruptions; the ability to attract and retain qualified personnel; the ability to protect technology; and other factors referenced in this and previous filings.

Consequently, all of the forward-looking statements made in this Form 10-SB are qualified by these cautionary statements and there can be no assurance that the actual results anticipated by management will be realized or, even if substantially realized, that they will have the expected consequences to or effects on our business operations.

As used in this Form 10-SB, unless the context requires otherwise, “Tradeshow” or “Tradeshow Marketing” or "we" or "us" or the "Company" means The Tradeshow Marketing Company, Ltd.

ITEM 1.

A.   Description of Business

The Tradeshow Marketing Company, Ltd. (or the "Registrant", or the "Company," each of which terms, when used herein, refer to The Tradeshow Marketing Company, Ltd.) was incorporated under the laws of the State of Nevada, USA, on December 03, 2003.

The Company was listed on the Over-the-Counter Pink Sheets in November 2004. At present, Tradeshow Marketing has 17,869,283 shares issued and outstanding. Our securities trade on the Over-the-Counter market (pink sheets) under the trading symbol “TSHO. PK”. We intend to list the Securities of the Company on the NASDAQ Over the Counter Bulletin Board. We are currently making an application to the NASD.

Tradeshow Marketing Company, Ltd.’s head office is located at 4550 East Cactus Rd, Suite 220 Phoenix, Arizona where the Company also operates one of its retail Sandstrom On TV stores. A company representative can be reached at: +1-800 585-TSMC (8762), Fax +1 (604) 269-3620; Website http://www.tsmc.ca/ The contents of this site are not incorporated into this filing. Further, the Company's references to the URLs for these are intended to be inactive textual references.

The Tradeshow Marketing Company commenced business operations on December 03, 2003. Tradeshow Marketing is a product development and consumer specialty retail company that markets and sells proprietary and private label products for the home and office environments. The Company was formed to market specialty products at trade shows, mall-based specialty product shops and kiosks. Tradeshow Marketing sells popular “as seen on TV” products, which are currently or have been advertised on TV. The products that the Company sells are functional have a broad appeal and retail at affordable price points. The Company’s merchandise categories include specialty household, beauty and fitness, home and garden, and small ticket electronics products.

B.   Business of the Issuer

Tradeshow Marketing Company, Ltd. (“Tradeshow Marketing”, “Tradeshow” the “Company”) is a marketing and direct sales company focused on the development and distribution of a wide range of products for the home and office environments. The Company’s merchandise categories include specialty household, beauty and fitness, home and garden and small ticket electronics products.

For the past twenty years, Tradeshow’s demonstration professionals and management have worked in the direct sales industry marketing a variety of products directly to consumers at trade shows, malls (kiosks), fairs and exhibitions throughout Canada and the United States. Prior to the incorporation of the Company on December 03, 2003, the two principals of the Company, Bruce Kirk and Marion Huff worked in the direct sales industry as a partnership under the name “Kirk-Huff Marketing”.

Kirk-Huff Marketing was an unincorporated entity operating as an unregistered partnership. In order to attract investment and build itself as a corporate entity, the principals decided to incorporate the Company, December 03, 2003, as the Tradeshow Marketing Company.

During the past twenty years, Tradeshow’s professional sales staff has engaged in product demonstration, sales and marketing for trade shows, as well as training and consulting on “direct sell” retail and wholesale strategies for companies seeking to market their products directly to consumers. The venues that the Company uses for trade show demonstrations includes trade shows and annual exhibitions such as home, garden, boat and auto shows, as well as provincial, state and county fairs.

Management plans to place emphasis on and to allocate financial and human resources to the development of our direct sales business. The Company plans to increase the amount of direct sales business that it presently transacts.. The recent acquisition by Tradeshow of two mall-based retail stores in Phoenix, Arizona, exemplifies our commitment to the growth of our product sales strategy (see “Current and Proposed Operations”, Sandstrom On TV Retail Stores, below).

Market Overview

Venues for the demonstration of direct sales include mall-based kiosks, retail stores and sales demonstrations at trade shows. There is an added advantage that arises from the Company’s tradeshow demonstration activity, as consumers who see products demonstrated and branded at these shows may make subsequent and additional product purchases from the Company’s recently acquired mall based stores in Phoenix, Arizona, and the Company’s e-commerce website, http://www.ontvco.com The contents of this site are not incorporated into this filing. Further, the Company's references to the URLs for these are intended to be inactive textual references only.

Tradeshow earns revenue directly from the sale of the products that it sources from a number of different suppliers. To date, the Company has generated sales at trade shows, malls and other high traffic consumer venues, such as public fairs and exhibitions. The Company began to generate revenue from operations during its 2004 fiscal year, which commenced June 01, 2004.

Direct Sales at Tradeshows -- A Current Operation.

Over the past 20 years Tradeshow’s principals have appeared consistently, year after year, in tradeshows, malls, fairs and exhibitions in cities in Western Canada and the United States. Since incorporation, The Company has attended trade shows in the following cities: Canada: Vancouver, Abbotsford, Victoria, Nanaimo, Calgary, Edmonton, Regina, Saskatoon, Winnipeg, Toronto (every second year); United States: Puyallup, WA, Tacoma, WA, Pomona, CA, Phoenix, AZ. The Company has consistently generated revenue by attending tradeshows, malls, fairs and exhibitions in these markets and locales.

Tradeshow focuses on the development, direct sales and distribution of a wide range of products for the home and office environments. Tradeshow utilizes a direct sales strategy, by marketing a variety of products directly to consumers via sales presentations, with the goal to brand and sell products at trade shows, malls, fairs and exhibitions.

Management believes that Tradeshow enjoys two distinct competitive advantages. The first advantage is ability to penetrate local and national markets at the trade show level. Our second competitive advantage relates to marketing: Some of the innovative and contemporary products that Tradeshow offers are branded “as seen on TV” through television advertising.

Many of the items that the Company features in its stores and at trade shows, malls (kiosks) fairs and exhibitions may be categorized as “as seen on TV” because they are currently advertised or have been advertised on TV. Examples of suppliers and the products that we sell include:

a) Ontel Products: “as seen on TV” products that include the Swivel Sweeper, Glass Wizard and AB Master;
b) American Direct (TriStar): product supplied includes the Lateral Thigh Trainer and Jack Lalanne’s Power Juicer;
c) Cava Industries: supplies the Cold Heat Soldering Tool and Smart Spin containers;
d) ITW Space Bags: supplies Space Bags for storage;
e) Orange Glow International: suppliers of cleaning products OxiClean, Orange Glo, and Kaboom, among others;
f) Overbreak: supplies toys that include Hover Disc, Hover Copter and Rainbow Art.

When possible and advantageous, Tradeshow works to secure territorial exclusivity for products that it sells. Notably, the absence of product exclusivity has not impaired past business performance because the Company merchandises and sells a broad selection of popular and contemporary products form multiple suppliers and wholesalers, thereby ensuring its ability to remain competitive. On occasion, suppliers will approach the Company to demonstrate and sell their products on their behalf.

Tradeshow also intends to sell its own private label products. In part, the Company plans to source products upon which they can affix their own label and market as a private label brand. Management believes that private label merchandise will strengthen the Company’s ability to brand and, hence, compete against retail competitors.

The Company also plans to increase the number of sales channels - trade show venues - that it employs. In doing so, the Company will continue to utilize the same successful direct sales strategy it has used, in the past, to develop these new sales channels. Tradeshow plans to develop these new sales channels, to increase sales in busy metropolitan markets within Canada and the continental United States (with a continued focus on those markets in Western Canada, Washington State and California, which the Company currently serves) with the intent to brand and sell the same type of products that it currently sells at tradeshow venues. The Company also intends to offer franchised retail stores and an eCommerce online store. To this end, our e-Commerce website will allow the Company to (1) target a younger customer base with lower price items; (2) promote sales and increase product branding through Internet advertising; (3) cross sell products featured in other sales channels.

CURRENT AND PROPOSED OPERATIONS

Sandstrom OnTV Retail Stores -- A Current Operation.
Tradeshow recently acquired the assets and sub-leases of two retail stores in Phoenix, Arizona called “As Seen On TV”. The two stores are located in the Arrowhead Mall and the Paradise Valley Mall in Phoenix.The store in the Arrowhead Mall has been operating as “As Seen On TV” since 1997 and the store in the Paradise Valley Mall as “As Seen On TV” since 1999.

The two stores that we acquired are “turnkey” and fully operational as both retail businesses are staffed (4 full-time employees) and open for business during regular mall hours. The Company acquired $35,000 dollars of stock and equipment in the acquisition. The assets acquired included an inventory of “as seen on TV Products” valued at the time of the transaction at $25,000 (based on the products wholesale prices; the retail value is approximately double that figure), and store fixtures, such as shelving, displays casing video surveillance equipment, computers, a cash register and a credit card machine, the value of which was deemed to be $10,000.

There are four full-time employees.

The approximate square footage for the Arrowhead Mall is 574 square feet and the Paradise Valley Mall is 536 square feet.

Tradeshow acquired sub-leases for both store locations. The Arrowhead Mall lease expires Dec 2006 (in the Company’s 2006 fiscal year) and Paradise Valley Mall lease expires Dec 2008 (in the Company’s 2008 fiscal year).

Name Change: Following the acquisition, Tradeshow changed the name of the two Phoenix stores to “Sandstrom On TV”. The Company’s Sandstrom OnTV stores feature the same unique and diverse mix of innovative consumer products that the Company demonstrates and sells at tradeshows.

Tradeshow’s “http://www.ontvco.com” e-Commerce Website --A Current Operation.The contents of this site are not incorporated into this filing. Further, the Company's references to the URLs for these are intended to be inactive textual references only. The Company acquired the uniform resource locator http://www.ontvco.com” (The contents of this site are not incorporated into this filing. Further, the Company's references to the URLs for these are intended to be inactive textual references only.) and has launched an e-Commerce website. The Company’s e-Commerce website features a mix of the small ticket consumer products that the Company sells at its trade show demonstrations and the products that the Company plans to feature in its land based retail operations. Our e-Commerce website allows the Company to target a younger customer base and to complement our marketing and branding initiatives in the aforementioned cities where the Company has attended trade shows, malls, fairs and exhibitions.

Our ecommerce website implements a broad array of scalable site management, search, customer interaction and distribution services systems that are intended to be used to display products, process customer orders and payments. These proposed services and systems use a combination of commercially available, licensed technologies, which have been customized and integrated to provide the platform for the online store. The Company has brought on Seattle based Internet Technologies specialist Luniel de Beer as the companies Chief Technical Officer. The Company obtains consulting, programming, service and support in respect of the development and hosting of its computer hardware and managing of its online stores.

Management believes that the breadth and depth of its online store's product selection, together with the flexibility of the ecommerce model will enable the Company to develop a significant, additional sales and marketing channel that will benefit the Company’s overall retail strategy. Unlike store-based retail formats, the Company's online store is expected to provide it with significant flexibility with regard to the organization and presentation of product selection. To encourage purchases, management intends to feature exclusive online promotions, on a rotating basis, and to continually update merchandise recommendations. Management intends to actively create and maintain pages that are designed to highlight certain products and brands, including merchandising strategies that emphasize featured products, product bundling and special promotions.

Tradeshow’s online store is intended to provide convenient and useful services that enhance the shopping experience. The Company intends to strive to make its customers' experience informative, efficient and intuitive by constantly updating and improving its store format and features. The Company's online store intends to incorporate "point and click" options, supported by technical enhancements including easy-to-use search capabilities. These features are intended to make shopping at the store entertaining and informative and encourage purchases and repeat visits.

Sandstrom OnTV Corporate Stores and The Sandstrom Franchise Strategy -- A Proposed Operation
The acquisition of the two Sandstrom OnTV stores in Phoenix, AZ, marks the beginning of Tradeshow’s plan to (1) operate corporate stores and (2) to offer a franchised retail business on a ‘stand-alone” basis or as a bundle of franchised stores that are exclusive to a specific region. The Company’s two Sandstrom OnTV stores will serve as the model for its franchise retail offering.

Sandstrom store expansion plans: Desired locations for additional corporate owned and franchise stores include malls and highly visible, highly trafficked street addresses. Based on managements’ twenty years of experience in the direct selling industry, extensive product and franchising knowledge, management believes that it can successfully devise a franchise strategy for the Company’s store concept and sell franchise rights to its stores.

To implement our franchise concept and strategy, we engaged Norm Friend, a franchising expert, to create an area franchising development strategy for the Company’s Sandstrom stores. Mr. Friend has written several books on franchising and wrote the Company’s manuals for franchise offerings. The manuals and the franchise plan were completed and submitted to the Company November 3, 2005.

Material terms of the consulting agreement with Norm Friend: Mr. Friend was paid $17,500 CDN and received 38,592 shares of stock at $0.35or developing a franchise model for Tradeshow.

Mr. Friend was hired as a consultant to advise the Company as to the best way to structure a franchise corporate entity, including:

➢	Assist the Company with the applications for its trademarks in Canada and the US;
➢	Advise the Company on the structure and level of initial license fees, ongoing fees, renewal fees and assignment fees, site selection criteria, and territorial considerations;
➢	Provide the Company with recommendations regarding the organizational structure of the franchisor;
➢
Develop a franchise agreement and area representative agreement which reflect the recommended business model and provides the strong enforceable controls necessary to achieve a successful franchise program;

➢
Provide ancillary documentation as required such as: offer to purchase/deposit agreement, franchise application report, confidentiality/non-disclosure agreement, sub-lease, and conditional assignment of lease;

➢	Draft a disclosure document that complies with the provisions of the Alberta Franchise Act;
➢	Draft a disclosure document that complies with the provisions of the Arthur Wise hart Act (Ontario);
➢	Draft a Uniform Offering Circular (“UFOC”) that complies with the provisions of the Federal Trade Commission’s requirements for franchise offerings;
➢	Develop a pre-opening manual and operations/ policy and procedures manual;
➢	Develop a franchisee Performa template and business plan template for potential franchisees;
➢	Identify possible additional future revenue streams;
➢	Advise the Company on the structure of an initial training program for new franchisees;
➢	Design management information systems to evaluate the performance of the franchisee’s particular business in relationship to other similar franchises in the system;
➢	Develop materials to explain the franchise model and sell the Company’s franchise opportunity to qualified prospects;
➢	Prepare the copy for a franchise opportunity section on the Company’s website, and
➢	Serve on the Company’s Advisory Board.

Norm Friend has served on the Board of Directors from April 15th 2005 to the present date. Mr. Friend will remain as a member of our Board of Directors.

For a copy of Tradeshow’s Consulting Agreement see Exhibit 10.1

About Franchising
Franchising is a popular and growing business model because it is an assembly of business relationships that allow people to share brand identification, a proven method of doing business and a successful marketing and distribution system. The advantage of franchising is that the franchisee’s assets are put into a proven business, allowing the franchisee to quickly start up their business, to develop a customer base faster, and to potentially experience profitability with less risk.

With a franchise business come pros and cons. The pros of the franchise are: (1) the business model is a based on a formula that can be demonstrated, (2) owner transition and training is available, and (3) it is possible to review past records and company history. The cons of franchises are: (1) purchase financing may be difficult to find and obtain; (2) there can be significant contractual obligations that may be difficult to meet; (3) it may be difficult to find the right franchise opportunity.

Private Label Brands  - A Proposed Operation
Tradeshow is a product development and consumer specialty retail company whose mandate is to develop proprietary and private label products that have mass appeal at popular price points. Initially, Tradeshow intends to market products that are readily available via the supply channels that it has used since the Company’s inception in December 03, 2003; the very same supply channels that management has developed over the past twenty years. Tradeshow intends to source products that it can affix “Sandstrom” labels to and distribute under the Sandstrom name, the brand name of the Company’s retail stores in Phoenix, AZ, to ensure better quality and higher profits for the Company.

Our philosophy is to sell products that are quality-manufactured to our specifications. To execute our planned strategy, we will engage the services of industry experts who can source and supply products that Tradeshow can market as “private label”, that is, products to which the Company can affix its own brand labels. The Company plans to utilize said “experts” to advise the Company about how to obtain the best combination of price and quality for the proposed private label branded products. The Company is currently investigating and qualifying the manufacturing details for a number of private label products that it intends to sell in the coming months.

The Company believes that addition of private label brands is a direct way to improve product offerings and increase bottom line revenues. Management believes that many organizations with business plans that are similar to the Company’s disregarded this important and potentially profitable strategy of the merchandising and direct sell process. Management believes that private label merchandise offers greater pricing power, which can be diminished by lower sales margins typically available from highly popular and competitively priced products.

Tradeshow’s Marketing Plan

The Company’s product categories include specialty household, beauty and fitness, home and garden, and electronics products. These products are generally small ticket items, have universal appeal, are innovative and are desired by the target audience. Price points for our products typically start in the $50 range. Tradeshow’s average target demographic is in the $50,000 - $100,000 annual income range.

Since our inception in 2003, Tradeshow has established a prominence in Western Canada, and a foothold in the US Pacific Northwest, California and Arizona, expanding its market reach via trade show demonstrations. In each of these markets, Tradeshow plans to market proprietary and private label products through the Company’s current and proposed sales channels. Tradeshow plans to source its own private label brands for distribution to improve product quality and to potentially generate higher profits for the Company.

Our marketing strategy is designed to help us to continue to establish our business in Western Canada, Washington State, California and Arizona, and to help us grow our consulting and marketing initiatives through the participation of businesses, large and small, that are based in these regional markets.

Part of Tradeshow’s strategy is to manage low cost, effective sales organizations that can distribute product as efficiently as possible through the regional trade show marketplace. This will be accomplished through commission incentives to our marketing team. Sales demonstrators can also be used as a referral point of contact, thereby guiding new clients to the Company’s head office. Management will also promote the Company’s marketing services and direct sales expertise to large national firms, to aid them with their sales and marketing agendas at the trade show level.

In conjunction with our attendance at trade shows, malls and fairs, Tradeshow will increasingly employ the Internet to establish the Company’s brand and create greater awareness about its line of products and consulting services. Management’s objective is to grow the Company's market position and expand its customer base through superior merchandising, targeted marketing and strong relationships with leading manufacturers, distributors and suppliers. We plan to increasingly use the Internet in the development and expansion of the Company’s business operations. To this end, we have launched our ecommerce web site “http://www.ontvco.com” (The contents of this site are not incorporated into this filing. Further, the Company's references to the URLs for these are intended to be inactive textual references only.)

Our financially prudent, management intends to constantly expand brand name product offerings to create a brand driven destination for quality, unique products. Management believes that by offering a broader selection of private label, brand name products the Company may be better positioned to increase sales, encourage repeat purchases and expand its customer base.

Management will focus the Company’s branding campaign on selection, convenience, value, trust and service and brand products according to these features by employing targeted marketing, such as magazine ads, Internet mail and direct mail drops. Management will also seek to provide leading manufacturers and distributors with a powerful new distribution channel that is consistent with their brand identity via the direct sales channel at trade shows.

Tradeshow’s goal is to be the retailer of choice for leading manufacturers, distributors and suppliers. The Company strives to create, maintain and strengthen relationships with manufacturers and suppliers as it continues to increase the number of products that it offers. To this end, management continues to add new product categories, increase product selection, add new customers, promote repeat purchases and develop new sales opportunities. In addition, management continues to pursue new market opportunities by establishing strategic alliances via the acquisition of complementary businesses, products and technologies, in order to grow and strengthen their business.

Marketing Strategies
Management will continue to develop a targeted marketing and promotion strategy to build brand recognition in the US and Canada, increase customer traffic, promotion of new products, encourage repeat purchases and build strong customer loyalty. The Company's marketing and promotional activities target customer demographics that are more likely to buy product at tradeshow demonstrations. These strategies include both offline (advertising in traditional media) and online (Internet based) advertising.

Management intends to establish agreements for targeted banner advertisements with major Internet content and service providers for the promotion of trade show activities and the Company’s e-Commerce website. We also intend to optimize our e-Commerce website with the latest search engine optimization (SEO) strategies to ensure top keyword positioning in popular search engines.

Also known as pay for performance or search advertising, pay per click advertising enables advertisers’ adverts to appear on a search engine’s “results pages”. The position of the adverts is decided on a bidding system with advertisers paying more to be positioned at the top of the page. The higher the bid per key word, the higher the ranking the Company can get on a page, which allows users to view product from our site more frequently. Payment is then made at this rate every time someone clicks on the link in the advert, when it takes them through to the advertiser's website. In other words, you only pay if a person clicks on a link or banner and lands on your site.

Management plans to use direct marketing via the Internet to promote new client acquisitions, product demonstrations and sales. Management will strive to deliver meaningful offers to customers via e-mail. In addition, management intends to publish an opt-in online newsletter delivered by e-mail to subscribers in which will highlight new product developments, special promotions, sales items and product promotions.

Trade Show proposes to brand its name worldwide using an innovative email technique. Viral marketing describes any strategy that encourages individuals to pass on a marketing message to others, creating the potential for exponential growth in the message's exposure and influence. This strategy takes advantage of rapid multiplication to explode the message to thousands and possibly millions.

Tradeshow proposes to use affiliate partner marketing programs to attract traffic to its website. An affiliate is a person or entity that places a banner or text link on their site directing visitors to the Tradeshow website. As a visitor clicks-through, a cookie (a small text file containing the referring affiliate's identification number assigned by Tradeshow) will be placed on the visitor's browser. If the visitor purchases product or services from Tradeshow’s website, the ordering system and affiliate's software work together to attach the referring affiliate's identification number held in the cookie to the sale, and uses that information to credit the affiliate with the proper commission for the referral.

The Company employs offline advertising to promote both brand and specific merchandising opportunities. The Company's plan is to continue to utilize cost effective forms of traditional offline advertising, including magazine advertising and direct mail drops, to build brand recognition.

Editorial articles in magazines and news papers that cater to home, garden, boat and auto shows, state and county fairs, and annual exhibitions, can expose the Company to a wider audience. The Company plans to use print media for advertising in local communities where target demographics are appropriate and demand for the type of products that the Company sells is strong.

The Company plans to use targeted mail lists and direct mail drops to advertise its services and products.

Competitive Business Conditions and Competitors
The direct sales market is new, rapidly evolving and intensely competitive. Management expects to face stiff competition in every product category. Barriers to entry are minimal and current and new competitors, who may have greater expertise and greater resources, can start competitive business operations at a relatively low cost.

Management potentially will compete with a variety of competitors, including the following:

a) Traditional retailers of proprietary and private label products for the home and office environments, who may compete with both an online and offline presence;
b) Manufacturers of proprietary and private label products for the home and office environments that decide to sell directly to end-customers, either through physical retail outlets or through an online store;
c) Other online retailers proprietary and private label products for the home and office environments, including online service providers that feature shopping services; and
d) The catalog, direct mail and multi-level marketing retailers of proprietary and private label products for the home and office environments.

There are two public companies that have built large and profitable companies in a market niche that is similar to Tradeshow’s. Tradeshow’s two leading competitors are Brookstone Inc. and Sharper Image.

Brookstone Inc. -(formerly public under Symbol - BKST: NASDAQ) Brookstone, Inc. is a retailer that operates over 275 Brookstone brand stores nationwide and in Puerto Rico. Stores are typically located in high-traffic regional shopping malls, lifestyle centers and airports. The Company also operates three stores under the Gardeners Eden brand, and a Direct-Marketing business that consists of three catalog titles -- Brookstone, Hard-to-Find-Tools and Gardeners Eden.

The Sharper Image - Symbol - SHRP: NASDAQ Sharper Image is a specialty retailer with over 180 Sharper Image specialty stores throughout the United States. The Company's principal selling channels include; stores, a monthly catalog and its primary Website, http://www.sharperimage.com (The contents of this site are not incorporated into this filing. Further, the Company's references to the URLs for these are intended to be inactive textual references only.). The Company also sells its products through its own online auction Website and an online Outlet store to help manage refurbished and close out inventory. The Company also has business-to-business sales teams for marketing its products for corporate incentive and reward programs.

Management believes that the following are the principal competitive factors in the Company's proposed market: brand recognition; selection; convenience; order delivery performance; customer service; site features, content; price and quality.

Many potential competitors can devote substantially more resources to business development than can the Company. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with other competitors.

Certain of the Company's competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than can the Company.

Given the fact that the Company has a limited operating history, many of the Company's competitors have significantly greater experience in the retail of proprietary and private label products for the home and office environments.

The Company's online competitors are particularly able to use the Internet as a marketing medium to reach significant numbers of potential customers. Finally, new technologies and the expansion of existing technologies, such as price comparison programs that select specific titles from a variety of websites may direct customers to competitor sites.

Principal Suppliers
Tradeshow features over 150 products that it sources from a long list of suppliers and wholesalers. Trade Show does not rely solely on one supplier or wholesaler to source our products. Rather, the Company sources product from many different suppliers. Our strategy is to purchase our products from many different name brand suppliers who manufacturer or contract out the manufacture of their own products to ensure quality and a wide variety of product choice. Examples of suppliers and the product that we sell include:

a) Ontel Products: “As Seen On TV” products that include the Swivel Sweeper, Glass Wizard and AB Master;
b) American Direct (TriStar): product supplied includes the Lateral Thigh Trainer and Jack Lalanne’s Power Juicer;
c) Cava Industries: supplies the Cold Heat Soldering Tool and Smart Spin containers;
d) ITW Space Bags: supplies Space Bags for storage;
e) Orange Glow International: suppliers of cleaning products OxiClean, Orange Glo, and Kaboom, among others;
f) Overbreak: supplies toys that include Hover Disc, Hover Copter and Rainbow Art.

Tradeshow has a history of selling products from these suppliers. Our objective is to continue to acquire products that are both contemporary and popular, via our network of wholesalers and exclusive distributors, and resell them at competitive prices with the intent to generate a profit.

The Company obtains its products from brand suppliers, and a network of distributors, manufacturers, brokers and wholesalers. Management's efforts are ongoing to expand the number of direct relationships with manufacturers, suppliers, brokers, distributors and wholesalers in all relevant product categories. The Company does not have written agreements in place with any distributors that guarantee a discount or pricing preference.
Although we source and buy product from more than one supplier, we still rely on a finite number of suppliers to make the products that we sell available to us, at our request and on relatively short notice. As such, our supply chain is potentially subject to disruptions, which could cause a cessation in our business. Delays and disruptions due to supply problems could impair our ability to satisfy customers, generate revenue and conduct our business.

Moreover, we do not have exclusive rights for the products that we sell and so we face competition across all categories and are potentially vulnerable to supply shortages that could result therefrom. Our inability to hold sole or exclusive distribution rights for our products could potentially lead to supply shortages of the products that we sell and could impair our ability to satisfy our customers, generate revenue and conduct our business.

Tradeshow does not directly manufacture any of the products that the Company sells. Because we generate our revenue from the sales of goods via direct sell marketing, we do not need to purchase raw materials for the manufacture of the products we sell. As such, we depend on our suppliers to stock the products that we sell.

Customers
As a specialty product branding and retail company, Tradeshow does not depend on one or a few major customers to sustain or grow its business. Tradeshow sells products to a growing and diversified range of clientele. As such, Tradeshow is not sensitive to the loss of a few customers or any one specific customer; yet, the Company continually strives to establish strong customer relations and complete client satisfaction. As a part of its long-term business strategy, the Company plans to execute a comprehensive marketing and sales strategy so that it may continue to add to build its client base and grow revenues. (see “Marketing Strategy” above)

We acknowledge that our success is substantially dependent on the establishment of new customers and the growth of our customer base. Accordingly, we recognize that our ability to attract new customers will depend on a variety of factors, including the quality and affordability of the products and services we offer, as well as our ability to effectively market our products and services. If we fail to increase our customer base and generate repeat and expanded business from our current customers, our business and operating results would be seriously harmed.

Trademarks, Copyrights, Patents
All source materials on Tradeshow’s planned Internet e-Commerce website will be copyrighted content. Unauthorized use of the content found on Trade Show’s website is prohibited.

The Company recognizes that the legal protection afforded by a copyright or registered trademark is limited. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use our proprietary information. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could significantly harm our business and operating results.

Management has engaged trademark, copyright and patent experts and attorneys regarding products it intends to develop, but is not certain how its business may be affected by the application of existing laws governing issues such as property ownership, copyrights, trademarks and other intellectual property issues of its Internet operations. The vast majority of these laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws that are intended to address these issues could create uncertainty in the Internet market place. This uncertainty could reduce demand for the Company's services or its cost of doing business may increase as a result of litigation costs or increased service delivery costs. (See additional “RISK” factors below)

Governmental Approval
At present, Tradeshow does not need to obtain governmental approval to market and sell products, including the Company’s plan to sell products at tradeshows, mall and over the Internet. Trade show marketing and sales, and e-Commerce and Internet retail is not a government regulated industry, but is subject to the laws and regulations generally applicable to businesses and directly applicable to offline and online commerce. Notably, Tradeshow promotes best practices and ethical business conduct in relation to the Company’s corporate culture and its day-to-day operations.

Tradeshow is not currently subject to direct federal, state or local regulation other than regulations applicable to businesses generally and directly applicable to businesses and online commerce. However, when the Company initiates sales via its e-Commerce Internet site, and as Internet use gains popularity, it is possible that a number of laws and regulations may be adopted with respect to the Internet, which may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of online commerce may prompt calls for more stringent consumer protection laws.

Management does not contemplate providing personal information regarding the Company's customers to third parties. However, the adoption of additional consumer protection laws could create uncertainty in Web usage and reduce the demand for the Company's products and services.

Management is not certain how its business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel and export or import matters. The vast majority of these laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws that are intended to address these issues could create uncertainty in the Internet market place. This uncertainty could reduce demand for the Company's services or its cost of doing business may increase as a result of litigation costs or increased service delivery costs.

In addition, because the Company's services are intended to be made available over the Internet in multiple states and foreign countries, other jurisdictions may claim that the Company is required to qualify to do business in that state or foreign country. The Company's failure to qualify in a jurisdiction where it is required to do so could subject it to taxes and penalties. It could also hamper the Company's ability to enforce contracts in these jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to the business could have a material adverse effect on the business, results of operations and financial condition.

Business Development Costs
Management intends to recoup business development costs over the normal course of future business activity.

Compliance with Environmental Laws
Tradeshow is not impacted by the costs and effects of compliance with environmental laws, other than the laws and regulations generally applicable to businesses. Tradeshow operates with a high level of respect for and promotes the protection of the environment, and is not aware of circumstances that would create any significant financial responsibility for environmental matters.

Employees
We do not expect significant changes in the number of people we employ over the next twelve months. The Company currently has 4 full-time employees who work in the Company’s two retail stores in Phoenix, Arizona, and 3 full-time consultants. The Company plans to hire additional staff, on an as needed basis, in the event that the Company acquires additional corporate owned retail stores. However, in the event that we do not acquire additional corporate stores, then we will not be hiring additional employees. The Company plans to hire individuals on a consultancy basis to oversee the Company’s Sandstrom franchise operations, on an as needed basis, provided the level of sales of franchises warrants the hire of consultants. Franchisees will be responsible for the hire of their own sales staff.

Reports to Security Holders
We are not currently required to deliver an annual report to security holders. None will be provided until such time as one is required.

The Company has not previously filed reports with the Securities and Exchange Commission, nor with any other securities regulator.

Copies of this, and all future reporting materials filed with the SEC may be obtained at the SEC's Public at 100 Fifth Street, N.E., Room 1580, Washington, D.C. 20549 and/or obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the Company intends to be an electronic filer and as such, all items filed by the Company are available through an Internet site maintained by the SEC which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which site is available at http://www.sec.gov. The contents of these are not incorporated into this filing. Further, the Company's references to the URLs for these are intended to be inactive textual references only.

RISKS

The Company has a limited operating history upon which to base an evaluation of the business and prospects. Our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development, particularly companies in new and rapidly evolving markets, including online commerce. As a result of our limited operating history, it is difficult to accurately forecast net sales and management has limited historical financial data upon which to base planned operating expenses. Management based our current and future expense levels on operating plans and estimates of future net sales. Sales and operating results are difficult to forecast because they generally depend on the volume and timing of the orders received, which is uncertain. As a result, management may be unable to adjust its spending in a timely manner to compensate for any unexpected revenue shortfall. This inability could cause potential losses from operations for a given period to be greater than expected.

THERE IS A POSSIBILITY THAT FUTURE LOSSES AND NEGATIVE CASH FLOW MAY OCCUR, WHICH MAY LIMIT OR DELAY THE ABILITY TO BECOME PROFITABLE. Since incorporation, the Company has expended resources on technology, website development, hiring of personnel and startup costs. Because the Company expects to incur additional costs and expenses related to: brand development, marketing and other promotional activities; the expansion of fulfillment operations, which includes supply procurement, order receipt, packaging and shipment; the continued development of the website, systems and staff; the expansion of product offerings and website content; and development of relationships with strategic business partners. The Company's ability to be profitable depends on its ability to generate sufficient net sales while maintaining reasonable expense levels. The Company cannot be certain that it will be able to sustain net sales at the level required to achieve profitability on a quarterly or annual basis in the future.

FLUCTUATIONS IN NET SALES CAN CAUSE QUARTERLY RESULTS TO FLUCTUATE AND COULD CAUSE ANNUAL RESULTS TO BE BELOW EXPECTATIONS. A number of factors will cause gross margins to fluctuate in future periods, including the combinations of products sold, marketing and supply decisions, inbound and outbound shipping and handling costs, the level of product returns and the level of discount pricing and promotional coupon usage. Any change in one or more of these factors could reduce gross margins in future periods. Management expects to experience fluctuations in net sales that will cause quarterly fluctuations in operating results. Due to the fact that the Company has a limited operating history, it is always difficult to predict the future sales patterns. If net sales are below expectations during any given quarter, annual operating results could be below the expectations of securities analysts and investors. In the event this occurs, the trading price of the common stock may decline significantly.

INABILITY TO OBTAIN SUFFICIENT QUANTITIES OF KEY PRODUCTS, NET SALES COULD DECREASE. If the Company is not able to offer its customers a sufficient supply and selection of products in a timely manner, it could lose customers and net sales could be below expectations. Success depends on the ability to purchase products in sufficient quantities at competitive prices. As is common in the industry, the Company expects not to have long-term or exclusive arrangements with any manufacturer, distributor or broker that guarantee the availability of products for resale. From time to time, the Company may have trouble obtaining sufficient allocations of key products. In addition, key suppliers may have established and may expand their own retailing efforts, which may impact the ability to get sufficient product allocations from suppliers. Therefore, there is no predictable or guaranteed supply of products.

OUR ABILITY TO COMPETE SUCCESSFULLY AGAINST CURRENT AND FUTURE COMPETITORS. The tradeshow industry is new, rapidly evolving and intensely competitive. Management expects competition to intensify in the future because barriers to entry are low, and current and new competitors can enter the market at a relatively low cost and with little difficulty. Increased competition is likely to result in price pressure, reduced gross margins and loss of market share, any of which could seriously harm net sales and operating results. The Company potentially competes with a variety of other companies, including: traditional retailers, which may compete with both an online and offline presence

Many of the competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than does the Company. Many of these current and potential competitors can devote substantially more resources to marketing, merchandising and systems development than can the Company. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with our competitors.

INABILITY TO BUILD AWARENESS OF THE TRADESHOW MARKETING COMPANY LTD.’S BRAND MAY PROHIBIT THE COMPANY FROM COMPETING EFFECTIVELY AGAINST COMPETITORS WHO HAVE GREATER NAME RECOGNITION AND SALES COULD BE ADVERSELY AFFECTED. If the Company is unable to economically achieve or promote and maintain its brand, its business, results of operations and financial condition could suffer. Management believes that the importance of brand recognition will increase as more companies engage in commerce over the Internet. Development and awareness of our brand will depend largely on the Company's success in increasing its customer base. If the leading brands do not perceive the Company as an effective marketing and sales channel for their merchandise, or consumers do not perceive the Company as offering a desirable way to purchase merchandise, the Company may be unsuccessful in promoting and maintaining its brand. Furthermore, in order to attract and retain customers and to promote and maintain its brand in response to competitive pressures, management plans to gradually increase the Company's marketing and advertising budgets and otherwise to increase substantially its financial commitment to creating and maintaining brand loyalty among vendors and consumers.

INTELLECTUAL PROPERTY CLAIMS AGAINST THE COMPANY CAN BE COSTLY AND COULD IMPAIR BUSINESS. Other parties may assert infringement or unfair competition claims against the Company in the event the Company unintentionally sells a product that is a “knock off” (an unauthorized copy or imitation of a product) or manufactures a private label product, and unintentionally infringes on the intellectual property of another company, organization or individual. Management cannot predict whether we will do so, or whether any future assertions or prosecutions will harm the business. If the Company is forced to defend against any infringement claims, whether they are with or without merit or are determined in the Company's favor, then the Company may face costly litigation, diversion of technical and management personnel, or product shipment delays. Further, the outcome of a dispute may be that management would need to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to management, or may just be unavailable.

Our policy is to ensure that all of the products that we sell are original and do not infringe on a copyright or a trademark. We will not knowingly sell an unauthorized copy or imitation of a product. Despite our efforts and diligence, there is a possibility that we may unknowingly, unwittingly and unintentionally feature and sell a product that infringes on a copyright or patent. Management cannot predict whether we will do so, or whether any future assertions or prosecutions will harm the business.

IF THE PROTECTION OF PROPOSED TRADEMARKS AND PROPRIETARY RIGHTS IS INADEQUATE, BRAND AND REPUTATION COULD BE IMPAIRED AND CUSTOMERS COULD BE LOST. The Company intends to take steps to protect proprietary rights, which steps may be inadequate. Management regards copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to its success. The Company intends to rely heavily on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect proprietary rights. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which the Company intends to sell its products and services online. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, the Company may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of intended trademarks and other proprietary rights.

THE LOSS OF THE SERVICES OF ONE OR MORE OF OUR KEY PERSONNEL, OR A FAILURE TO ATTRACT, ASSIMILATE AND RETAIN OTHER HIGHLY QUALIFIED PERSONNEL IN THE FUTURE, COULD DISRUPT OPERATIONS AND RESULT IN LOSS OF NET SALES. The Company's future performance will depend on the continued services of its management and key personnel and the ability to attract additional management and key personnel. The loss of the services of one or more of the key personnel could seriously interrupt business. Management depends on the continued services and performance of the senior management and other key personnel. The future success also depends upon the continued service of the executive officers and other key sales, marketing and support personnel.

OUR DEPENDENCE ON INCREASING USE OF THE INTERNET AND ON THE GROWTH OF ONLINE COMMERCE. The Company's future revenues substantially depend upon the increased acceptance and use of the Internet and other online services as a medium of commerce. Rapid growth in the use of the Internet and online commerce is a recent phenomenon. As a result, acceptance and use may not continue to develop at historical rates and a sufficiently broad base of customers may not adopt, and/or continue to use, the Internet and online services as a medium of commerce. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty and there exist few proven services and products.

In addition, the Internet may not be accepted as a viable long-term commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. If the Internet continues to experience significant expansion in the number of users, frequency of use or bandwidth requirements, the infrastructure for the Internet may be unable to support the demands placed upon it. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased governmental regulation. Changes in, or insufficient availability of, telecommunications services to support the Internet also could result in slower response times and adversely affect usage of the Internet generally.

The Company's business, financial condition and results of operations would be seriously harmed if: use of the Internet and other online services does not continue to increase or increases more slowly than expected; the infrastructure for the Internet and the Company’s systems infrastructure does not effectively support expansion that may occur; the Internet and other online services do continue to be a viable commercial marketplace; or traffic to the website decreases or fails to increase as expected or if management spends more than was expected to attract visitors to the website.

REQUIREMENTS TO CHANGE THE MANNER IN WHICH THE COMPANY CONDUCTS BUSINESS IF GOVERNMENT REGULATION INCREASES. The adoption or modification of laws or regulations relating to the Internet could adversely affect the manner in which the Company proposes to conduct its business. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on the Company. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The United States Congress has enacted Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations. Laws regulating the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel, and taxation apply to the Internet.

In order to comply with new laws regulating online commerce, the Company may need to modify the manner in which it proposes to do business, which may result in additional expenses. For instance, new laws may require that the Company modify or change the way it represents and/or advertises products on its eCommerce web site to comply with the applicable new laws. The Company may need to spend time and money revising the process by which it intends to fulfill customer orders to ensure that each shipment complies with the applicable new laws. The Company may need to hire additional personnel to monitor compliance with the applicable new laws. The Company may also need to modify its software to further protect customers' personal information

LIABILITY FOR THE INTERNET CONTENT THAT IS PUBLISHED. As a publisher of online content, the Company faces potential liability for defamation, negligence, copyright, patent or trademark infringement, or other claims based on the nature and content of materials that it publishes or distributes. If the Company faces liability, then its reputation and its business may suffer. In the past, plaintiffs have brought these types of claims and sometimes successfully litigated them against online companies. In addition, the Company could be exposed to liability with respect to the unauthorized duplication of content. Although the Company intends to carry general liability insurance, such insurance may not cover claims of these types. The Company cannot be certain that it will be able to obtain insurance to cover the claims on reasonable terms or that it will be adequate to indemnify the management or the Company for all liability that may be imposed. Any imposition of liability that is not covered by our insurance or is in excess of insurance coverage could harm the business. in the event the Company unintentionally uses a registered name or other copyrighted or trademarked material, such as the unauthorized or unintentional duplication of content.

INABILITY TO MEET FUTURE CAPITAL REQUIREMENTS. The Company cannot be certain that additional financing will be available on favorable terms when required, or at all. If the Company raises additional funds through the issuance of equity, equity-related or debt securities, the securities may have rights, preferences or privileges senior to those of the rights of the common stock and those stockholders may experience additional dilution. Management currently anticipates that the private financing done to date, together with expected revenues, will be sufficient to meet anticipated needs for working capital and capital expenditures through at least the next 12 months. After that, the Company may need to raise additional funds.

THE COMMON STOCK PRICE MAY BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INDIVIDUAL STOCKHOLDERS. The market price for the Company's common stock is likely to be highly volatile and subject to wide fluctuations in response to factors including the following, some of which are beyond the Company's control: actual or anticipated variations in the quarterly operating results; announcements of technological innovations or new products or services by the Company or its competitors; changes in financial estimates by securities analysts; conditions or trends in the Internet and/or online commerce industries; changes in the economic performance and/or market valuations of other online commerce or retail companies; announcements by management or competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments; additions or departures of key personnel; and potential litigation.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations may adversely affect the market price of the Company's common stock.

DUE TO STOCK PRICE VOLATILITY, THE COMPANY COULD FACE A SECURITIES CLASS ACTION LAWSUIT. In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. If the Company was sued in a securities class action, it could result in substantial costs and a diversion of management's attention and resources and would cause the stock price to fall.

THE DECISION TO PAY DIVIDENDS, IF ANY, WILL BE AT THE DISCRETION OF THE COMPANY’S BOARD OF DIRECTORS. YOU MAY HAVE TO LOOK TO PRICE APPRECIATION ALONE FOR ANY RETURN ON YOUR INVESTMENT. Some investors favor companies that pay dividends, particularly in general downturns in the stock market. We have not declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth, and we have no immediate plans at this time to pay a dividend. Because we may not pay dividends, your return on this investment likely depends on your selling our stock at a profit.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK. We are currently not exposed to any significant financial market risks from changes in foreign currency exchange rates or changes in interest rates and do not use derivative financial instruments. All of our revenue and capital spending is transacted in U.S. and Canadian dollars. However, in the future, we may enter into transactions in other currencies. An adverse change in exchange rates would result in a decline in income before taxes, assuming that each exchange rate would change in the same direction relative to the U.S. and Canadian dollars. In addition to the direct effects of changes in exchange rates, such changes typically affect the volume of sales or foreign currency sales price as competitors' products become more or less attractive.

SHARES OF OUR COMMON STOCK MAY BE "PENNY STOCKS”. RISKS ASSOCIATED WITH PENNY STOCK CLASSIFICATION: The Company’s stock is subject to "penny stock" rules as defined in 1934 Securities and Exchange Act rule 3151-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which (i) contained a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (ii) contained a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of Securities' laws; (iii) contained a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and significance of the spread between the "bid" and "ask" price; (iv) contains a toll-free telephone number for inquiries on disciplinary actions; (v) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (vi) contains such other information and is in such form (including language, type, size and format), as the Commission shall require by rule or regulation. The broker-dealer also must provide, prior to effecting any transaction in penny stock, the customer (i) with bid and offer quotations for the penny stock; (ii) the compensation of the broker-dealer and its salesperson in the transaction; (iii) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (iv) month account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If any of the Company's securities become subject to the penny stock rules, holders of those securities may have difficulty selling those securities.

ITEM 2.   MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Nature of Business
The Tradeshow Marketing Company (“Tradeshow”) commenced business operations on December 03, 2003. Over the past twenty years, Tradeshow’s management team and demonstration professionals have worked in the direct sales industry, directly marketing a variety of products to consumers at trade shows, malls (kiosks), fairs and exhibitions throughout Canada and the United States. The Company’s product categories include specialty household, beauty and fitness, home and garden and electronics products. The products we retail are generally small ticket items, are innovative, and desired by the target audience. Price points for our products typically start in the $50 range and our target demographic is in the $50,000 - $100,000 annual income range.

Products from various suppliers that we have sold in the past included:

a) Ontel Products: “As Seen On TV” products that include the Swivel Sweeper, Glass Wizard and AB Master;
b) American Direct (TriStar): product supplied includes the Lateral Thigh Trainer and Jack Lalanne’s Power Juicer;
c) Cava Industries: supplies the Cold Heat Soldering Tool and Smart Spin containers;
d) ITW Space Bags: supplies Space Bags for storage;
e) Orange Glow International: suppliers of cleaning products OxiClean, Orange Glo, and Kaboom, among others;
f) Overbreak: supplies toys that include Hover Disc, Hover Copter and Rainbow Art.

Sales volumes for products fluctuate. Typically, the Company experiences the highest sales volume for products that are demonstrated via infomercials, during those periods when the infomercials are advertised on television. No one particular product represents a material portion of our revenues for the entire fiscal year. Rather, annual gross sales are derived from numerous products, with eight to ten feature products, on average, being the biggest sellers.

For the period ended May 31, 2006 the bulk of our sales revenue (79%) came from our retail stores. Our Internet sales commenced in February 2006 and have experienced moderate growth, comprising 11% of total sales for the 4 month period from Feb 12006 to May.31 2006. Sales from tradeshows have remained fairly similar to the previous year and comprised 10 % of total sales for 2006.

Measures Tradeshow has taken to build infrastructure
To date, Tradeshow has sold product at a number of venues that includes trade shows, malls (kiosks) fairs, exhibitions in the following cities: Canada: Vancouver, Abbotsford, Victoria, Nanaimo (includes mall kiosks), Calgary, Edmonton, Regina, Saskatoon, Winnipeg, Toronto (every second year); United States: Puyallup, WA, Tacoma, WA, Pomona, CA, Phoenix AZ

On July 20, 2005, Tradeshow acquired the assets and sub-leases of two retail stores in the Arrowhead and Paradise Valley Malls in Phoenix, Arizona. Following the acquisition, the Company changed the name of the two stores to “Sandstrom OnTV”. The Company’s Sandstrom OnTV stores feature a unique and diverse mix of innovative consumer products, which includes the same merchandise that the Company demonstrates and sells at tradeshow venues, and on the company website..

Acquisition of productive assets
The acquisition of the two retail stores was an acquisition of productive assets, as the Company purchased the assets of, and assumed the sub-leases for, both retail businesses. The Company also received the rights to use the “As Seen On TV” trade name for the stores, but has decided to use the name Sandstrom OnTV” instead. The Company acquired $30,149 dollars of inventory and equipment in the acquisition. The assets acquired included an inventory of “as seen on TV” like products valued at the time of the transaction at $20,149 (based on the products wholesale prices; the retail value is approximately double that figure), and store fixtures, such as shelving, displays casing video surveillance equipment, computers, a cash register and a credit card machine, the value of which was deemed to be $10,000.

Currently, each store is fully operational and is open for business during regular mall hours. Both stores are staffed. There are four full-time employees (as at May 31, 2006).

The approximate square footage of each store is 530 sq feet.

The Company has two operating subleases for retail outlets located in the Arrowhead and Paradise Valley Malls, Arizona with aggregate monthly payment of $8,045 or $96,450 per year. The lease on Paradise Valley store expires in December 2008, and the lease on Arrowhead store expires in December 2006. The numbers shown below assume that the Company will be able to renew its lease or sublease and continue to operate these facilities at the current rate:

	Year 1	Year 2	Year 3	Year 4	Year 5
Retail Outlets	$96,450	$96,450	$96,450	$96,450	$96,450

Tradeshow assumed the sub- leases for both store locations. The Arrowhead Mall lease expires Dec 2006(in the Company’s 2007 fiscal year) and Paradise Valley Mall lease expires Dec 2008(in the Company’s 2009 fiscal year).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements are based on accounting principles generally accepted in the United States of America, many of which require management to make significant estimates and assumptions. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operation.

Revenue recognition. We recognize revenue at the point of sale at our retail stores, at our tradeshows and over the Internet. We do not carry any accounts receivable and all sales are final. No warranties are expressed or offered on any goods except that of the manufacturer, which they support directly.

Merchandise inventories. We record inventory at lower of cost (first-in, first-out method) or market value. We reduce the carrying value of our inventory for estimated obsolescence or unmarketable inventory by an amount equal to the excess of the cost of inventory over the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional reserves may be required.

Income taxes. The provision for income taxes is the total of the current taxes payable and the net of the change in the deferred income taxes. Provision is made for the deferred income taxes where differences exist between the period in which transactions affect current taxable income and the period in which they enter into the determination of net income in the financial statements.

Stock Based Compensation: The Company accounts for its stock based compensation based upon provisions in SFAS No. 123, Accounting for Stock-Based Compensation. In this statement stock based compensation is divided into two general categories, based upon who the stock receiver is, namely: employees/directors and non-employees/directors. The employees/directors category is further divided based upon the particular stock issuance plan, namely compensatory and non-compensatory. The employee/directors non-compensatory securities are recorded at the sales price when the stock is sold. The compensatory stock is calculated and recorded at the securities’ fair value at the time the stock is given. SFAS 123 also provides that stock compensation paid to non-employees be recorded with a value which is based upon the fair value of the services rendered or the value of the stock given, whichever is more reliable. The Company has selected to utilize the fair value of the stock issued as the measure of the value of services obtained.

Operations for the Next Twelve Months
The acquisition of the two mall-based stores in Phoenix, AZ, may bolster the Company’s potential ability to generate revenue, as the acquisition shares synergies with Tradeshow’s overall business model and revenue objectives; and (2) each store location is a turnkey operation in trafficked malls that are open seven days a week. In addition, the Company changed the name of the stores, with the intention to (1) reflect a change in ownership and management; (2) to establish the “Sandstrom” name as a recognizable retail destination and a proprietary private label brand; and (3) to establish a platform from which to launch its franchise concept.

Sandstrom OnTV Corporate Stores and the Sandstrom Franchise model
The acquisition of the two Sandstrom stores in Phoenix, AZ, marks the beginning of Tradeshow’s plan to (1) operate corporate stores and (2) to offer a franchised retail business on a “stand-alone” basis or as a bundle of franchised stores that are exclusive to a specific region or territory. The Company’s two Sandstrom stores will serve as the model for its franchise retail offering. Management plan to streamline the operating procedures of the existing Phoenix stores, as well as to improve the look and feel of these stores, as they will serve as a model for future franchisees. Management anticipates that they will bundle and offer the rights to multiple store franchises based on territorial exclusivity.

To implement our franchise concept and strategy, we engaged Norm Friend, a franchising expert, to create an area franchising development strategy for the Company’s Sandstrom stores. Mr. Friend has written several books on franchising and wrote the Company’s manuals for franchise offerings. The manuals and the franchise plan were completed and submitted to the Company November 3, 2005.

For a copy of Tradeshow’s Franchising Agreement please see Consulting Agreement Exhibit 10.1

Since the start of the fiscal 2004 year, on June 01, 2004, the Company’s principals have attended trade shows in the following cities: Canada: Vancouver, Abbotsford, Victoria, Nanaimo, Calgary, Edmonton, Regina, Saskatoon, Winnipeg, Toronto (every second year); United States: Puyallup, WA, Tacoma, WA, Phoenix, AZ.

Examples of products sold to generate revenue at these shows included:

a) Ontel Products: “as seen on TV” products that include the Swivel Sweeper, Glass Wizard and AB Master;
b) American Direct (TriStar): product supplied includes the Lateral Thigh Trainer and Jack Lalanne’s Power Juicer;
c) Cava Industries: supplies the Cold Heat Soldering Tool and Smart Spin containers;
d) ITW Space Bags: supplies Space Bags for storage;
e) Orange Glow International: suppliers of cleaning products OxiClean, Orange Glo, and Kaboom, among others;
f) Overbreak: supplies toys that include Hover Disc, Hover Copter and Rainbow Art.

Over the next twelve months, the Company will continue to introduce and sell a diverse mix of innovative merchandise directly to consumers via tradeshows, malls (kiosks), fairs, and exhibitions. Tradeshow will also sell the same merchandise as part of its offerings in its two new mall-based stores.

In addition, the Company has developed an e-commerce website so that it may offer the latest products to consumers online, promote the Company’s sales channels, and increase its marketing reach. The Company’s e-commerce website features the same products that the Company demonstrates at trade shows and in its mall-based retail stores.

The Company has sufficient cash on hand to finance operations for the next twelve months. Management anticipates that it may raise additional capital, ad hoc, from individuals who are keen to invest in the Company. Management will use any funds raised to execute and fulfill the business objectives as outlined above, namely, for franchise development and expansion, for the possible addition of corporate stores, and for the further development of the Company’s e-commerce website.

The combination of existing cash, expected revenues and possible debt and/or equity financing, is intended to provide the Company with sufficient operating capital for the coming twelve months, to May 31, 2007. In the event that management does raise additional capital, it will do so through the issuance of additional financings via private placements and/or related party advances. To the extent that additional capital is raised through the sale of equity or equity-related securities, the issuance of such securities could result in dilution for our stockholders. There can be no assurance that additional funding will be available on favorable terms. If adequate funds are not available within the next twelve months, we may be required to further curtail or suspend operations. In the alternative, we may seek funding through arrangements with collaborative partners or others that may require us to relinquish rights that we would not otherwise relinquish.

RESULTS OF OPERATIONS

A summary of our operating results is presented below. This discussion includes our results presented on the basis required by Generally Accepted Accounting Principles.

	Year ended May 31
	2006	2005
Percentage of Total Revenues
Revenues:
Net store sales	79%	%

Net Internet sales	11

Net Tradeshow Sales	10	100

Total Revenues	100%	100%
Costs and Expenses:
Cost of products	56.1	33.4
General and Administrative	100.1	93.1
Professional Fees	36.1	147.1
Officer Compensation	6.7	0.8
Other Income	2.8	7.7

Loss before income tax benefit	(96.2)	(166.6)
Income tax benefit

Net loss	(96.2)%	(166.6)%

The following table sets forth the components of total revenues for the periods indicated.
	For year ended
	May 31 2006	May 31 2005
Revenues
Net store sales	$290,284
Net internet sales	38,500
Net tradeshow sales	36,779	33,801

Total Revenues	$365,563	$33,801

Revenues

The following discussion is based on our consolidated financial statements:

The Company generated revenue of $33,801 from operations for the fiscal year that commenced June 01, 2004 and ended May 31, 2005. For the fiscal year that began on May 31, 2005 and ended on May 31, 2006, we generated revenue of $365,563, an increase of 982% over the previous fiscal year. Contributing greatly to the increase of sales has been the acquisition of the stores and the launch of the web.  For fiscal 2006, direct sales from home and tradeshows comprised 10% of total sales revenue. This is a decrease of $928 or 2.5% for fiscal 2006 from fiscal 2005. This decrease was due primarily to a decrease in the number of shows attended , as sales efforts were being focused on the retail and internet channels. For fiscal 2006, 79 % of the total sales were generated by sales from the retail outlets. Revenue from the retail outlets commenced in August of 2005. In fiscal 2005, the stores had not yet been acquired. For fiscal 2006, Internet sales from our www.ontvco.com Website, which was launched on December 23, 2005, comprised 11% of total sales revenue. Approximately, 95% of internet sales were of two products- The Blendy Pens and The Smart Heat Saunas.

Cost of products for fiscal 2006 increased $188,000, or 159%, from fiscal 2005. This increase is due to purchase of products for re-sale through our Internet and retail distribution channels. For fiscal 2006, the gross margin rate for each one of the three distribution channels is approximately 44%. For fiscal 2005, the gross margin rate for the tradeshow channel was approximately 66.0%. The decrease in the gross margin rate was a result of a combination of higher unit costs for certain products, increases in promotional activities and product markdowns.

Tradeshows are not expected to generate significant revenues and should remain a small portion of sales revenues as they are primarily used as a channel to prove salability and develop out product demonstration scripts,.  Even with limited operational history, management anticipates that Store Sales should continue to be one of the largest and most consistent portions of revenue.  Growth in Internet Sales has convinced management to seriously consider investing further in developing out this sales channel, although management will not pursue this until there is a product that is worthy of being promoted in concert with a direct response television marketing effort.  Management has not yet experienced sales revenues from the Wholesale or Direct Response Television channels. A concerted investment effort will be made once management feels they have the right product to promote via these channels.

For each of the fiscal years ended May 31, 2005 and May 31, 2006, we recognized losses from operations. Net loss from operations for the twelve months ended May 31, 2005 was $58,941. Net loss from operation for the twelve months ended May 31, 2006, was $361,973. The increase in operating loss of $ 303,032 between the fiscal years ended in May 31, 2005 and May 31, 2006 was due to increased general and administrative expenses of $ 334,513 and increased professional expenses of $ 82,264. For the twelve month period that ended May 31, 2006, officer compensation increased by $24,226, from $274 in 2005 to $24,500 in 2006. As a measure to conserve cash for the fiscal years ended May 31, 2005 and May 31, 2006, the Company chose to increase the payment to executives in stock and to decrease the payment in cash.

General, administrative and professional expenses for fiscal 2006 increased to 365,977 in 2006 from 31,464 in 2005. The increase in operating loss of $ 303,032 between the fiscal years ended in May 31, 2005 and May 31, 2006 was due to increased general and administrative expenses of $ 334,513. The general and administrative fees include accounting and legal fees of 69,529, resulting from Sarbanes-Oxley compliance. Also included in this amount are operating expenses including facility rental and payroll expense for operation of the retail stores and subcontract fees for investor relations purposes. The professional fees include web development consulting fees.

As at May 31, 2005, we had $86,876 in cash. On May 31, 2006, we had $43,538 in cash, representing a year over year decrease of $43,338 or 50%. At May 31, 2005, we had total current assets of $92,930 that consisted of cash, cash equivalents and inventory, and total current liabilities of $39,171 that consisted of accounts payable, shareholder loan and the current portion of a vehicle loan of $5,484. At May 31, 2006, we had total current assets of $79,974 and total current liabilities of $80,580 with total current assets exceeding total current liabilities by $606. The increase in current liabilities for the twelve-month period ended May 31, 2006 was due to an increase in accounts payable of $27,736 and an increase in the shareholder loan of $13,673 over the previous fiscal year. The current portion a vehicle loan remained the same at $5, 484.

Cash received from financing for the fiscal year ended May 31, 2005, was $76,716. For the fiscal year, which ended on May 31, 2006 cash received from financing was $325,941. Cash utilized in operations for the fiscal year that ended on May 31, 2005 was $31,210. Cash utilized in operations for the fiscal year, which ended on May 31, 2006, was $300,262 an increase of $ 269,052, which was due to increases in accounts payable, as well as increased consulting and professional services. As at May 31, 2006, the Company had an ending cash balance of $43,538.

Capital Structure and Financings

Common Stock

The Company is authorized to issue 50,000,000 common shares with a $0.0001 par value.

On May 31, 2006, the Company had approximately 17,869,283 shares outstanding. To date, our principal capital resources have been acquired through a combination of short-term debt and the issuance of capital stock.

NOTES PAYABLE

Following are the notes payable as of May 31, 2006 and 2005 the Current portion of vehicle loan is estimated using the $CDN payment times the 2006 average exchange rate to $US:

May 31,	2006	2005

Installment note on vehicle,
$457 ($USD) payment for 60 months,
Annual interest rate at 7.39%	$18,553	$21,502
Less: Current Portion	(5,484)	(5,484)
Long-Term Portion	13,069	16,018

Demand note, non-interest,
Shareholder	28,673	15,000

Notes Payable	$41,742	$31,018

Leases
The Company has two operating subleases for retail outlets located in the Arrowhead and Paradise Valley Malls in Phoenix, Arizona with aggregate monthly payment of $8,045 or $96,450 per year. The lease on Paradise Valley store expires in December 2008, and the lease on Arrowhead store expires in December 2006. The numbers shown below assume that the company will be able to renew its lease or sublease and continue to operate these facilities at the current rate:

	Year 1	Year 2	Year 3	Year 4	Year 5
Retail Outlets	$96,450	$96,450	$96,450	$96,450	$96,450

The Company has no other contingencies.

Basis of Presentation
The accompanying financial statements that have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

Actual results could differ from those estimates. The estimates and critical accounting policies that are most important in fully understanding and evaluating our financial statements and results of operations are discussed below.

We are currently recognizing revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition in Financial Statements." Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectibility is reasonably assured.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has sustained a loss in the periods ended May 31, 2006and May 31, 2005. This raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

Management will continue to seek funding, primarily on an ad hoc basis, from its shareholders and other qualified investors to pursue its business plan of developing and selling franchise outlets.

Our independent auditors have issued a going concern opinion on our consolidated financial statements that raises substantial doubt about our ability to continue as a going concern.

We have not been profitable and have experienced negative cash flow from our operations due to our on-going investment in development efforts and expenditures to build the appropriate infrastructure to support our growth. Consequently, we have been dependent on private placements of equity to fund cash requirements.

ITEM 3.  DESCRIPTION OF PROPERTY.

Tradeshow Marketing Company, Ltd.’s head office is located at 4550 East Cactus Rd, Suite 220 Phoenix, Arizona where the Company also operates one of its retail Sandstrom On TV stores. The Company believes its existing facilities will be adequate to meet its anticipated needs for the foreseeable future.

Tradeshow recently acquired the assets and sub-leases of two “As Seen On TV” retail stores in Phoenix, Arizona. The Company changed the name of the stores to Sandstrom OnTV.

The aggregate monthly payment for both leases is $8,045 or $96,450 per year. The lease on the Paradise Valley store expires in December 2008, and the lease on the Arrowhead store expires in December 2006.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) The following table sets forth certain information regarding the beneficial ownership of the Company's common stock by each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's common stock:

(1)	(2)	(3)	(4)
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Bruce Kirk 72 Strickland St. Nanaimo, BC V9R 4R9	10,000,000	59.69%
Common	Julia Sol[1] 20789-38 Avenue Langley, B.C. V3A 2V3 Canada Beneficiary: Mrs. Julia Sol [1] Mrs. Julia Sol k is the adult daughter of Mr. Bruce Kirk	1,000,000	5.97%
Common	All beneficial owners as a group (2 persons)	TOTAL: 11,000,000	65.66%

(b) The following table sets forth certain information regarding the beneficial ownership of the Company's common stock by each director and executive officer of the Company.

(1)	(2)	(3)	(4)
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Bruce Kirk 72 Strickland St. Nanaimo, BC V9R 4R9	10,000,000	59.69%
Common	Marion Huff[2] 72 Strickland St. Nanaimo, BC V9R 4R9	50,000	0.30%
Common	Peggie-Ann Kirk[3] 1002 - 5805 Balsam Street Vancouver, B.C. V6M 4B8	100,000	0.60%
Common	Robert Detwiler 1002 - 5805 Balsam Street Vancouver, B.C. V6M 4B8	10,000	0.06%
Common	Norm Friend (Franchise 101 Inc.) 425 Southborough Drive West Vancouver, B.C. V7S 1M3	38,592	0.23%
Common	Hashem Sharifi As Seen on TV Store ,Hawaii 1050 Ala Moana Blvd.,Honolulu, HI 96814	35,000	0.21%
Common	Luniel De Beer 648 237th PL SE Sammamish, WA 98074-3632, USA	100,000	0.60%
Common	All of our directors and executive officers as a group (7 persons)	TOTAL = 10,333,592	61.69%
________________________
1 Mrs. Julia Sol is the adult daughter of Mr. Bruce Kirk
2 Ms. Marion Huff is the common-law spouse of Mr. Bruce Kirk
3 Peggie-Ann Kirk is the sister of Mr. Bruce Kirk

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The Company's directors and executive officers are as follows:

Mr. Bruce Kirk (President & CEO) Age: 62

Mr. Kirk has acted as the President of the Company since its inception in December 03, 2003. Prior to this, he was a partner in Kirk-Huff Marketing, the unincorporated precursor of the Company. Mr. Kirk has been in private business and direct sales for more than 35 years. His experience includes owning his own real estate sales firm, a direct sales and distribution company, and for the last twenty years demonstration sales at home shows and trade shows. Mr. Kirk studied and received his undergraduate in Psychology from the University of British Columbia.

Mr. Kirk has acted as the President of the Company since its inception in December 03, 2003 to the present. Mr Kirk spends approximately 10 hours per week researching the market and managing the company's affairs.

From January 1, 1990 to December 2, 2003, he was a partner in Kirk-Huff Marketing, the unincorporated precursor of the Company.

Mr. Kirk offers part-time services to the Company.

Mr. Kirk allocates all opportunities to the Company.

Ms Marion Huff (COO) Age: 51

Ms. Huff has acted as the COO of the Company since its inception in December 03, 2003. Prior to this, she was a partner in Kirk-Huff Marketing, the unincorporated precursor of the Company. Ms. Huff has an extensive background of team building, consulting and training. After completing her BSC in Home Economics and studies in Sociology and Psychology at the University of Alberta, Ms. Huff worked with the Government of Alberta in youth and childcare programs, training, supervising and motivating staff. Later Marion worked with other Alberta based companies in human resource capacities responsible for hiring, supervision, scheduling and overseeing. For the past fifteen years Ms. Huff has been working in the direct sales industry as a professional sales demonstrator, staff recruiter, trainer and motivator.

Ms. Huff has acted as the COO of the Company since its inception in December 03, 2003 to the present.

From January 1, 1990 to Dec 2, 2003, she was a partner in Kirk-Huff Marketing, the unincorporated precursor of the Company.

Ms. Huff offers part-time services to the Company.

Ms Peggie-Ann Kirk  (CFO) Age: 60

Ms. Kirk has operated her own accounting services company for the previous 25 years. Ms. Kirk has been in the accounting field for 27 years. Ms. Kirk has a Bachelor of Arts degree from Simon Fraser University, a Bachelor of Education degree from the University of New Brunswick and has done graduate work at McGill University. Ms. Kirk worked as a municipal clerk-treasurer and has been self-employed as an accountant for over 25 years.

Ms. Kirk has acted as the CFO of the Company since its inception in December 03, 2003 to the present.

From Jan 1, 1980 to the present she has been the sole proprietor of PK Bookkeeping and Accounting Services.

Ms. Kirk offers part-time services to the Company.

Mr. Norm Friend (Head of International Franchise Development) Age: 49

Norm Friend is widely recognized as an expert in expansion strategies, franchise development and franchisee recruitment with over 20 years experience in all aspects of franchising. Friend is co-author of the two best-selling franchise books -- "The Complete Canadian Franchise Guide" (hard cover), and "So You Want to Buy a Franchise". He also wrote the original text for the Canadian Franchise Association's publication "Investigate Before You Invest". He has contributed numerous articles on franchising and business to various publications, been interviewed extensively by the media and presented numerous seminars and keynote talks to business organizations, universities, colleges, professional associations and financial institutions throughout North America.

Mr. Friend has acted as the Head of International Franchise Development for the Company since May 16, 2005.

Norm Friend has served on the Board of Directors since April 15th 2005 to the present date. At present, Mr. Friend plans to continue as a member of our Board of Directors.
Mr. Friend offers part-time services to the Company.

Mr. Luniel de Beer (CTO) Age: 35

Mr. De Beer has acted as the Chief Technology Officer of the Company from September 1, 2005 to the present, offering full-time services to the Company.

Previously from 2004 to 2005, Luniel worked with Ekaria LLP to create and manage the Operations group responsible for managing the daily operations of the American Express corporate procurement solution and the American Express Membership Rewards eCommerce solution, named ShopAmex.  During this time, Luniel’s group was responsible for streamlining corporate operations, defining partner requirements, managing customer relations, and managing the design and implementation of new process- and software solutions, both internal and external to Ekaria LLP and American Express.

From 2000 to 2004, Luniel specialized in building out software build labs at Microsoft Corporation in Redmond Washington.  During that time, he built acted either as a contracted consultant or a fulltime consultant in various groups within the organization, architecting the hardware, software, automation, and human resources aspects of software build labs.  More specifically:

•	From 2000 to 2001, he consulted to Microsoft through his own consulting firm, where he established and maintained the build lab for the Microsoft Learning Technologies group.
•	From 2001 to 2002, he worked as a fulltime Microsoft employee, where he pioneered, developed, and maintained the build and test labs for the Microsoft Mobile Information Server group.
•	From 2002 to 2003, he worked as a fulltime Microsoft employee, assisting the Microsoft Exchange Server group in streamlining software build lab operations.
•	During 2003, he consulted to Microsoft through Volt Technologies, where he pioneered and developed the build lab for the Information Worker New Markets group.
•	From 2003 to 2004, he consulted to Microsoft through Volt Technologies, consulting to the Information Worker New Markets group on Software Release Management.

Luniel de Beer has been architecting technology solutions for over 17 years, with software development and product management experience in several countries including South Africa, Taiwan, and the USA. He has focused his career on solving technology solutions through the creative streamlining of operations and process flow, the cross-training and cross-utilization of existing corporate resources, and finally the innovative integration of state-of-the-art technology. Luniel's most recent enterprise architecting experience has been on a high-profile E-Commerce solution where he streamlined corporate operations, defined partner requirements, owned customer relations, and managed the design and implementation of new process- and software solutions, both internal and external.

Mr. De Beer offers full-time services to the Company.

Mr. Hashem Sharifi (Director) Age: 54

Mr. Sharifi presently owns and operates a ``As Seen On TV'' store in Honolulu, Hawaii. He also wholesales products to major local department stores and is present at large tradeshows and retail events throughout the Islands. Hashem received an M.A. degree in business from Marywood University in Scranton, Penn. From 1984-1990, Hashem worked with a company in Boston, Mass. He was responsible for both wholesale and retail in home shows and exhibitions. Hashem formed his own company, Pioneer Promotions, in 1990 based out of Seattle, Wash. Mr. Sharifi eventually moved his headquarters to Hawaii, where he presently resides.

Mr. Sharifi has acted as Director to the Company from July 19, 2005 to the present.

From July 1, 1990 to the present he has been the President of Pioneer Promotions Inc. a specialty retail company based in Honolulu Hawaii.

From 1984-1990, Hashem worked with a company in Boston, Mass. He was responsible for both wholesale and retail in home shows and exhibitions.

Mr. Sharifi offers part-time services to the Company.

Robert Detwiler (Director) Age: 36

Mr. Detwiler has acted as Director to the Company from August 01, 2005 to the present.

From 1989 to the present, Robert has been President of Desert Island Businesses LLC. specializing in Direct Sales consulting.

Mr. Detwiler has been instrumental in helping develop several start-up companies through his consulting, designing and constructing of sales systems. Robert has owned and operated a direct sales company that did business in 40 countries world wide and has worked with a multi-billion dollar Japanese company where he helped market, train, and educate over a 1000 sales consultants, resulting in record growth and revenues. Robert has attended and helped organize motivation, inspirational, investment and mind-set coaching seminars and conferences around the USA and in the South Pacific region.

Mr. Detwiler offers part-time services to the Company.

INVOLVEMENT IN CERTAIN MATERIAL LEGAL PROCEEDINGS DURING THE PAST FIVE YEARS
(1)	No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations or is subject to any pending criminal proceeding.
(2)
No bankruptcy petitions have been filed by or against any business or property of any director, officer, significant employee or consultant of the Company nor has any bankruptcy petition been filed against a partnership or business association where these persons were general partners or executive officers.

(3)
No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(4)	No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

ITEM 6. EXECUTIVE COMPENSATION.

Currently, most officers and directors of the Company do not require more than forty hours per month to adequately manage the affairs of the Company. Time per week spent on business:

Mr. Bruce Kirk (President & CEO spends forty hours or less per month to adequately manage the affairs of the Company.

Ms Marion Huff (COO) spends forty hours or less per month to adequately manage the affairs of the Company.

Ms Peggie-Ann Kirk (CFO) spends forty hours or less per month to adequately manage the affairs of the Company.

Mr. Norm Friend (Consultant - Head of International Franchise Development) spends forty hours or less per month to adequately manage the affairs of the Company.

Luniel de Beer (CTO) spends more than forty hours per month to adequately manage the affairs of the Company.

Hashem Sharifi (Director) spends forty hours or less per month to adequately manage the affairs of the Company.

Mr. Robert Detwiler (Director) spends forty hours or less per month to adequately manage the affairs of the Company.

The following details the compensation agreement Tradeshow Marketing has in place for officers and directors for their management and consulting services as outlined in the Company’s “Engagement Agreement”:

Compensation Executive Officers of the Company

Summary Compensation Table
(All figures are in US dollars)

Long Term Compensation
		Annual Compensation			Awards		Payouts
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Option/ SAR's granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All other Compensa-tion
	(1)	($)	($)	($)	(#)	($)	($)	($)
Mr. Bruce Kirk President & CEO	2006 2005 2004	20,500 20,500 5,000	Nil Nil Nil	Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 10,000,000(2)
Ms. Marion Huff Chief Operating Officer	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	50,000 (3) Nil Nil
Ms. Peggie-Ann Kirk Chief Financial Officer	2006 2005 2004	12,000 5,000 1,900	Nil Nil Nil	Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	100,000(4) Nil Nil
Mr. Norm Friend Head of International Franchise Development	2006 2005	7,007 6,500	Nil Nil	Nil	Nil Nil	Nil Nil	Nil Nil	38,592(5) Nil
Mr. Luniel de Beer Chief Technology Officer	2006	64,000	Nil	Nil	Nil	Nil Nil	Nil Nil	100,000(6) Nil
Mr. Hashem Sharifi Director	2006 2005	NIL NIL	Nil Nil	Nil	Nil Nil	Nil Nil	Nil Nil	35,000(7) Nil
Mr. Robert Detwiler Director	2006	NIL	Nil	Nil	Nil	Nil	Nil	10,000(8)

(1)	Inception on December 03, 2003. Year ends May 31st.
(2)	10M founders shares @.0001/share
(3)	50,000 shares @ .10/share
(4)	100,000 shares @ .10/share
(5)	38,592 Shares @ .35/share
(6)	100,000 Shares @ .10 /share
(7)	35,000 Shares @ .10/share
(8)	10,000 shares @.10/share

As a measure to conserve cash for the fiscal years ended May 31, 2005 and May 31, 2006, the Company chose to increase the payment to executives in stock, and to decrease the payment in cash, for their consulting services.

Reason for changes to executive compensation:

1.
Luniel DeBeer was granted 100,000 shares in exchange for services not 50,000. Also Mr De Beer received compensation of 64,000 for services renedered in connection with the development of the website. This amount was mistakenly not shown as executive compensation in the June filing of the 10-SB12G/A.

2.	The 10, 000 director shares for Robert Detwiler were excluded in error in the June filing of the 10-SB12G/A.
3.	The table concerning Kita-Kaine Investment Holdings was not related to executive compensation and should not have been included in the June filing of the 10-SB12G/A.
4.	Bruce Kirk’s 10 Million founders shares were mistakenly excluded from the June filing of the 10-SB12G/A, and subsequently added to the amended filing.

In reference to Norm Friend (Franchise 101 Inc) and Luniel de Beer, an explanatory note below, under “Benefits”, concerning cash compensation for work outside of their director’s roles has been added.

In future periods, the Company may elect to use cash to compensate executives and that may have a negative affect on the Company’s liquidity. Currently there are no plans to make any changes to officer compensation.

Compensation for officers and directors
Director’s fee: For all services rendered by the Director under this Agreement, the Company shall pay the Director a one-time base fee of between 10,000 and 100,000 shares issued from treasury of the Company; (2) Incentives/Bonuses: In addition to the fee set forth above, the Director shall be compensated from time to time for the raising of capital for the Company, the introduction of private placements to the Company, or any such other event that encourages investment in and/or improves the operability of the Company; and (3) Expenses Reimbursement: The Company will reimburse the Director for the costs of all travel to meetings where attendance has been specifically requested by the Company.

Benefits
If the Director becomes eligible therefore, the Company shall provide the Director with the right to participate in and to receive benefits from all insurance and all similar benefits made available generally to employees of the Company, as determined by the Board of Directors of the Company. Notwithstanding the foregoing provisions of this section, the amount and extent of any benefits to which the Director may be entitled shall be governed by the provisions of any employee benefit plans adopted by the Company, as amended from time to time.

At present, the Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

To date, executives have been compensated with stock and the Company has not paid cash to executives as compensation. Individuals who act in a consulting capacity to the Company, who are also executives with the Company, have been compensated for consulting work performed for the Company, which work was outside of the scope of their role as an executive. Accordingly, Peggie-Ann Kirk was paid $500 CDN per month starting January, 01, 2004, to May 01, 2005, and $1000 CDN per month starting June 01, 2005, until present, as compensation for bookkeeping and accounting services, but not for services as an executive. Bruce Kirk was paid $2000 CDN per month starting December 01, 2003, for management services and demonstration work at tradeshows. (Payment to Mr. Kirk stopped December 31st, 2005). Luniel de Beer has been paid $8000 USD per month from Oct 1, 2005 to May 31, 2006 for web development and consulting services for a total of $64,000 USD. Norm Friend was paid $13,507 USD for consulting services concerning developing the franchise model. These are the only Company executives to receive compensation for consultancy services.

In future periods, the Company may elect to use cash to compensate executives and that may have a negative affect on the Company’s liquidity. As a measure to conserve cash, the Company compensates executives with stock and does not use cash as compensation. Currently there are no plans to make any changes to officer compensation.

Stock issued to employees, as compensation for services rendered should be accounted for at the fair value of the services performed, if determinable, or the value of the shares issued. As a final resort, a valuation of the stock issued can be made by the Board of Directors (FASB APB 29).

In determining the value of the stock issued in lieu of payment for services, the shares were issued in fair value of the services performed. In addition, the valuation of the stock issued was made by the Board of Directors of the Company in every issuance.

Material Terms of Consulting Agreements

1.	Engagement

The Company hereby engages the Consultant and the Consultant hereby accepts the engagement upon the terms and conditions hereinafter set forth.

2.	Period of Engagement

Subject to the provisions for termination as hereinafter provided, the term of the engagement shall be for an initial period of one year commencing on April 30, 2005 and shall automatically renew thereafter for one (1) year periods with the mutual agreement of the parties (the "Period of Engagement"), unless the Company or the Consultant gives the other party 60 days written notice of non-renewal, in which case this Agreement will terminate.

3.	Services

The Consultant agrees to serve in the position and carry out the duties and responsibilities described in Schedule "A" and perform such other services as may be designated from time to time by the Company.

4.	Compensation

a. Fee

For all services rendered by the Consultant under this Agreement, the Company shall pay the Consultant, a one-time base fee of 35,000 shares issued April 30, 2005 from treasury of the Company.

b. Incentives/Bonuses

In addition to the fee set forth above, the Consultant shall be compensated from time to time for the raising of capital for the Company, the introduction of private placees to the Company, or any such other event that encourages investment in and/or improves the operability of the Company.

c. Expenses Reimbursement

The Company will reimburse the Consultant for the costs of all travel to meetings where attendance has been specifically requested by the Company.

The Company will reimburse the Consultant for the costs of all travel to meetings where attendance has been specifically requested by the Company.

5.	Benefits

If the Consultant becomes eligible therefor, the Company shall provide the Consultant with the right to participate in and to receive benefits from all insurance and all similar benefits made available generally to employees of the Company, as determined by the Board of Consultants of the Company. Notwithstanding the foregoing provisions of this section, the amount and extent of any benefits to which the Consultant may be entitled shall be governed by the provisions of any employee benefit plans adopted by the Company, as amended from time to time.

6.	Termination of Engagement

The Company may at any time during the Period of Engagement terminate this Agreement for cause, without notice and without liability for any claim, action or demand upon the happening of one or more of the following events:

a.	Termination by the Company

The Company may at any time during the Period of Engagement terminate this Agreement for cause, without notice and without liability for any claim, action or demand upon the happening of one or more of the following events:

i. if the Consultant, fails or refuses, repeatedly, to comply in any material respect with the reasonable policies, standards or regulations of the Company established from time to time in writing and in accordance with this Agreement

ii. if the Consultant fails to perform in any material respect his duties determined by the Company in accordance with this Agreement and consistent with the customary duties of the Consultant’s engagement;

iii. if the Consultant conducts himself in a wilfully dishonest, or an unethical or fraudulent manner that materially discredits the Company or is materially detrimental to the reputation, character or standing of the Company; or

iv. if the Consultant conducts any unlawful or criminal activity, which activity materially discredits the Company or is materially detrimental to the reputation, character or standing of the Company.

Notwithstanding the above, the Company may at any time during the Period of Engagement terminate this Agreement by paying to the Consultant a lump sum amount equal to three month’s fee, and by providing to the Consultant the amount of any performance bonus to which the Consultant would have been entitled or becomes entitled to pursuant to Section 4(b) above.

b.   Termination by the Consultant

The Consultant may terminate this Agreement at any time by providing 60 days written notice to the Company and any fee or performance bonus to which the Consultant would have been entitled or becomes entitled to pursuant to Section 4(b) above will cease on the date of termination.

7.	Property of the Company

The Consultant hereby acknowledges and agrees that all personal property, including without limitation, all books, manuals, records, reports, notes, contracts, lists, and other documents, proprietary information (as defined below), copies of any of the foregoing, and equipment furnished to or prepared by the Consultant in the course of or incidental to his engagement, including, without limitation, records and any other materials pertaining to the Company or its business, belonging to the Company shall be promptly returned to the Company upon termination of the Period of Engagement.

8.	Proprietary Information and Non-Competition

a.	Proprietary Information

"Proprietary Information" means information about the Company disclosed to the Consultant, known by the Consultant or developed by the Consultant, alone or with others, in connection with his engagement by the Company, which is not generally known to the industry in which the Company is or may become engaged about the Company's products, processes, and services, including but not limited to, information relating to customers, sources of supply, personnel, sources or methods of financing, marketing, pricing, merchandising, interest rates, or sales.

b.	Non-Disclosure of Proprietary Information

The Consultant acknowledges that all Proprietary Information is received or developed by him in confidence and is the property of the Company. During the period of engagement and thereafter, the Consultant will not, directly or indirectly, except as required by the normal business of the Company or expressly consented to in writing by the Company:

i.	disclose, publish or make available, other than to an authorized employee, officer, or Consultant of the Company, any Proprietary Information;

ii.	sell, transfer or otherwise use or exploit any Proprietary Information;

iii.	permit the sale, transfer, or use or exploitation of any Proprietary Information by any third party; or

iv. retain upon termination or expiration of the Period of Engagement any Proprietary Information, any copies thereof or any other tangible or retrievable materials containing or constituting Proprietary Information.

c.	Disclosure of Proprietary Information

If, at any time, the Consultant becomes aware of any unauthorized access, use, possession or knowledge of any Proprietary Information, the Consultant shall immediately notify the Company. The Consultant shall provide all reasonable assistance to the Company to protect the confidentiality of any such Proprietary Information that the Consultant may have directly or indirectly disclosed, published or made available to third parties in breach of this Agreement, including, but not limited to, reimbursement for any and all solicitor's fees that the Company may incur to protect its rights therein. The Consultant shall take all reasonable steps requested by the Company to prevent the recurrence of such unauthorized access, use, possession or knowledge.

d.	Interference with Business

During the Period of Engagement, the Consultant shall devote sufficient time, ability and attention to the business of the Company. During the Period of Engagement, the Consultant shall not, directly or indirectly, compete or assist any third party in competing with the Company. Following the Period of Engagement, the Consultant shall not:

i.  employ any Proprietary Information for himself or in the service of others or interfere with the Company's relationship with its clients, purchasers or suppliers;

ii.  use Proprietary Information to solicit business for himself or in the service of others from clients, suppliers or purchasers of the Company;

iii.  in any way breach the confidence that the Company has placed in the Consultant;

iv.	misappropriate any Proprietary Information; or

v. breach any of the provisions of this section.

(e)	Non-Competition by the Consultant

During the Period of Engagement and for a term of one (1) year following the termination of engagement, however terminated, the Consultant shall not, within the United States, excluding the State of Hawaii:

i.  enter into or engage in any business which reasonably may detract from, compete with, or conflict with the business of the Company; or

ii.  solicit customers, business, patronage, or orders for, or sell, any service in competition with, or for any business which competes with the Company's business; or

iii.  promote or assist, financially or otherwise, any person, firm, association or corporation engaged in any business which competes with the Company's business; or

v. take his own company or business public during the term of this engagement.,

directly or indirectly, whether as an individual on his own account, or as a partner, joint venturer, employee, agent, salesman, consultant, officer and/or Consultant of any person, firm or corporation, or as a stockholder of any corporation in which the Consultant or his spouse, child or parent own, directly or indirectly, more than 10% of the outstanding stock.

(e)    Non-Competition by the Company

During the Period of Engagement and for a term of one (1) year following the termination of engagement, however terminated, the Company shall not, within the State of Hawaii:

i.	enter into or engage in any business which reasonably may detract from, compete with, or conflict with the business of the Consultant’s business; or

ii.	solicit customers, business, patronage, or orders for, or sell, any service in competition with, or for any business which competes with the Consultant's business; or

iii.	promote or assist, financially or otherwise, any person, firm, association or corporation engaged in any business which competes with the Consultant's business.

9. Assignment, Successors and Assigns

The Consultant agrees that he will not assign, transfer or otherwise dispose of any rights or obligations under this Agreement. Any such purported assignment or transfer shall be null and void. Nothing in this Agreement shall prevent the consolidation of the Company with, or its merger into, any other corporation, or the sale by the Company of all or substantially all of its properties or assets, or the assignment by the Company of this agreement and the performance of its obligations hereunder to any successor in interest or any affiliated company. Subject to the foregoing, this Agreement shall be binding upon and shall enure to the benefit of the parties and their respective heirs, legal representatives, successors, and permitted assigns, and shall not benefit any person or entity other than those enumerated above.

10. General Provisions

a. Any notices to be given hereunder by either party to the other shall be in writing and may be transmitted by personal delivery or by mail, registered or certified, postage prepaid with return receipt requested. Mailed notices shall be addressed to the parties at the address appearing in the introductory section of this Agreement, but each party may change that address by written notice in accordance with this section. Notice delivered personally shall be deemed communicated as of the date of actual receipt; mailed notices shall be deemed communicated two days after the date of mailing.

b. This Agreement supersedes any and all other agreements, either oral or in writing, between the parties hereto with respect to the engagement of the Consultant by the Company, and contains all of the covenants and agreements between the parties with respect to that engagement in any manner whatsoever. Each party to this Agreement acknowledges that no representations, inducements, promises, or agreements, orally or otherwise, have been made by any party, or anyone acting on behalf of any party, which are not embodied herein, and that no other agreement, statement or promise not contained in this Agreement shall be valid or binding on either party.

 c. The parties hereto agree and warrant to use best efforts, due diligence, and to maintain full disclosure of all matters of the business and conduct of the parties in respect to this Agreement.

 d. The parties hereunto agree and acknowledge that they have each sought separate counsel because the effects of this Agreement are material to their fortunes, and the consequences of this Agreement are onerous, far reaching and engage serious obligations.

e. Any modification of this Agreement will be effective only if it is in writing and signed by the party to be bound thereby.

f. The failure of either party to insist on strict compliance with any of the terms, covenants, or conditions of this Agreement by other party shall not be deemed a waiver of that term, covenant or condition, nor shall any waiver or relinquishment of any right or power at any one time or times be deemed a waiver or relinquishment of that right to power for all or any other times.

g. If any provision to this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions shall nevertheless continue in full force without being impaired or invalidated in any way.

h. This Agreement shall be governed by and construed in accordance with the laws and courts of the Province of British Columbia.

i. The parties hereto agree to execute and to cause to be effected such additional documents or matters as shall be required to fully and effectually achieve the intent hereof and to achieve matters collateral hereto including, but not limited to necessary corporate resolutions, necessary regulatory filings, specific management agreements, or such other matters required between the parties that are necessary to effect the intent of this Agreement and matters collateral.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Investor Relations

On May 12, 2005, the Company announced that it had retained Excel Relations to carry on its investor relations program. Excel Relations is the investor relations arm of the Company. Excel Relations addresses investor inquiries by phone and by mail.

John Kirk, the proprietor of Excel Relations is the adult son of Bruce Kirk. Excel Relations has been compensated $5,000 per month from May 12, 2005 to the present date for investor relations consulting services.

The consulting agreement with Excel Relations is attached as an exhibit.

The Company has not signed any agreements for promotion with third party members.

Notes Payable

A related party has provided financing to the company in the form of demand notes with no fixed or determinable repayment dates. The amounts are recorded as short-term shareholder loans with the balance as of May 31, 2006 and May 31, 2005 of $28,673 and $15,000 respectively.

The Company purchased a vehicle in July 2004 and commenced payments for it in August 2004. Under this agreement, the Company is to pay $537.95 per month for a period of 60 months commencing in August 2004 with a final payment due on July 2009. The demand note payable is held by Kita-Kaine Investment Holdings Inc. It is dated from June 2004. The note is open-ended, non-interest bearing, and is payable as Tradeshow is able. As such, the Company has elected to treat this note as a long-term liability. There is no other agreement related to settling out this demand note. John Kirk, the adult son of Bruce Kirk, is the beneficiary of Kita-Kane Investment Holdings.

Following are the notes payable as of August 31, 2006 and May 31, 2006. The Current portion of vehicle loan is estimated using the $CDN payment times the 2006 average exchange rate to $US:

	31-Aug-06	31-May-06
Installment note on vehicle,
$537 ($CDN) payment for 60 months,
Annual interest rate at 7.39%	$16,992	$18,553
Less: Current Portion	(5,739)	(5,484
Long-Term Portion	11,253	14,253

Demand note, non-interest,
Shareholder	62,083	28,673

Notes Payable	$73,336	$41,742

ITEM 8.   DESCRIPTION OF SECURITIES.

The authorized capital stock of the Company consists of 50,000,000 shares of common stock, $0.0001 par value per share, of which there are 17,869,283 shares issued and outstanding. The Company is not authorized to issue any shares of Preferred Stock. The following summarizes the important provisions of the Company's capital stock.

COMMON STOCK

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders; have no preemptive rights; have no conversion or redemption rights or sinking fund; do not have cumulative voting rights; and share ratably in dividends, in the event that dividends are declared. The adoption of a dividend plan, if any, will be at the discretion of the Company’s Board of Directors. To date, the Company has not paid any dividends. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

From the Articles of Incorporation:

With respect to Article 3 of the Form, the following provisions are added:

Section 3.1. All of the shares of stock shall be of the same class, without preference or distinction.

Section 3.1. The capital stock of the Corporation, after the amount of capital has been paid in money, property or services, as the board of directors shall determine, shall not be subject to assessment to pay the debts of the Corporation, nor for any other purpose, and no stock issued as fully paid shall ever be assessable or assessed and the articles of incorporation shall not be amended in this respect.

Section 3.3. Cumulative voting by any shareholder is denied.*

Section 3.4. No shareholder shall, by reason of holding shares of any class of stock, have any preemptive or preferential right to purchase or subscribe for any shares of any class of stock now or hereafter authorized or any notes, debentures or bonds convertible into or carrying options or warrants to purchase shares of any class of stock now or hereafter authorized, whether or not the issuance of any shares, notes, debentures or bonds would adversely affect the dividend or voting rights of the shareholder.

* As per section 8 of the bylaws of the Company, cumulative voting is permitted with reference to the election of directors, but in no other corporate action requiring a shareholder vote.

DIVIDENDS: The adoption of a dividend plan, if any, will be at the discretion of the Company’s Board of Directors. Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, and capital requirements and financial conditions. The payment of dividends, if any, will be at the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, and accordingly the Board of Directors does not anticipate declaring any dividends.

TRADING OF SECURITIES IN SECONDARY MARKET

The Company presently has 17,869,283shares of common stock issued and outstanding. Our stock is traded on the Over-the -Counter Pink Sheets and price quotations for our stock reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

TRANSFER AGENT

Our independent stock transfer agent is Holladay Stock Transfer, Inc. located in Scottsdale, Arizona. U.S.A. The mailing address and telephone number is: 2939 North 67th Place, Scottsdale, Arizona 85251; (480)481-3940.

PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

MARKET INFORMATION
The Company's Common stock is quoted on the OTC Pink Sheets under the symbol "TSHO".

Quarter	High*	Low*
Quarter ended August 31, 2004	(did not trade till November 2004)	(did not trade till November 2004)
Quarter ended November 30, 2004	0.15	0.12
Quarter ended February 28, 2005	0.15	0.097
Quarter ended May 31, 2005	0.49	0.13
Quarter ended August 31, 2005	0.50	0.25
Quarter ended November 30, 2005	0.50	0.32
Quarter ended February 28, 2006	0.45	0.28
Quarter ended May 31, 2006	0.43	0.19
Quarter ended August 31, 2006	0.24	0.20

*Our stock is traded on the Over-the -Counter Pink Sheets and these quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

HOLDERS
There are currently 39 holders of the Company's common stock.

ITEM 2.  LEGAL PROCEEDINGS.

The Company is not a party to any legal proceeding. No property of the Company is the subject of a pending legal proceeding.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

There has been no change in or disagreements with Accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES. USE OF PROCEEDS FROM REGISTERED SECURITIES.

The Company is authorized 50,000,000 common shares with a $0.0001 par value.

Outstanding Shares

On May 31, 2006, the Company had approximately 17,869,283 shares outstanding. To date, our principal capital resources have been acquired through a combination of short-term debt and the issuance of capital stock.

Year Ended May 31, 2006

During July 2005 the Company received $87,527 cash payments on subscriptions receivable.

On July 15, 2005, the Company issued 291,400 common shares at $0.15 per share in a private placement for cash in the amount of $43,710. The Company relied upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933.

Shareholder	Olympia Capital Inc (accredited investor)	266,400
Shareholder	James Steward (friend)	25,000
	TOTAL	291,400

On July 20, 2005 the Company acquired the sub-leases and purchased the assets of two “As Seen On TV” stores in Phoenix valued at $30,149 thru the payment of $15,149 cash issued 15,000 common shares at $1.00 per share or $15,000. The company acquired $20,149 in inventory and $10,000 of equipment.

Stock for acquisition	Sammi Salibi (friend)	15,000
	TotAL acquisition	15,000

Between August 15 and August 30, 2005 the Company issued 420,000 common shares at $0.25 per share in a private placement for cash in the amount of $105,000. The Company relied upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933.

Shareholder	Rob Detwiler (director)	200,000
Shareholder	Theodore Botter (accredited investor)	20,000
Shareholder	Dave Detwiler (family)	80,000
Shareholder	Joel Franklin (contractor/friend)	100,000
Shareholder	Marvin & Geraldine Eppes (friend)	20,000
	TOTAL	420,000

During the period ended May 31, 2006, the Company issued 295,000 common shares at $0.10 per share for recruiting incentive for its board $29,500 and based on agreements put in place during the company’s first fiscal year.

During the period ended May 31, 2006 the Company issued and aggregate of 295,000 common shares at $0.10 per share among five directors as a recruiting incentive. The number of shares to be issued and the price per share was agreed to during the company’s first fiscal year. One individual is both the CFO and the sister of the CEO and received 100,000 shares. When the agreements were reached no stock had been sold and no valid market for shares existed. The company based its value on what it considered to be the fair value recruiting its board.

The Company relied upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933.

Shareholders	Director
	Luneil deBeer	100,000
	Rob Detwiler	10,000
	Marion Huff	50,000
	Peggie-Ann Kirk	100,000
	Hashem Sharifi	35,000
	TOTAL	295,000

On December 1, 2005 the Company issued 275,920 common shares at $0.25 per share in a private placement for $68,980 cash. The Company relied upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933.

Shareholder	Elmer Detwiler (family)	80,000
Shareholder	Olympia Capital Inc (accredited investor)	195,920
	TOTAL	275,920

On February 20, 2006 the Company issued 20,000 common shares at $0.50 per share in a private placement for $10,000 cash. The Company relied upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933.

Shareholder	Soonman Kwon (friend)	10,000
Shareholder	John Mele (friend)	10,000
	TOTAL	20,000

On February 28, 2006 the Company received and cancelled 200,000 common shares that were mistakenly included in the 504 offering. In February 2006 it was discovered that 200,000 shares were mistakenly included in this offering and subsequently cancelled. The mistake occurred because 5,300,000 shares were issued instead of 5,100,000. We did not receive consideration for the shares. We discovered the mistake when we reviewed the shareholder list and found that it did not balance. The 200,000 shares were returned to the Company and the Company cancelled the shares via a return to treasury order.

Year Ended May 31, 2005

Outstanding Shares

On May 31, 2006, the Company had approximately 16,751,963 shares outstanding. To date, our principal capital resources have been acquired through a combination of short-term debt and the issuance of capital stock.

On July 8, 2004, the Company issued 666,667 common shares in a private placement at $0.15 per share to Kita-Kane Investment Holdings, Inc. for a total of $100,000 cash less $89,264 subscription deposits previously received. The Company relied upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933.

Kita-Kane made several payments totaling $89,264 during the fiscal year ended May 31, 2004 with the balance of $10,736 paid when the stock was issued on July 8, 2004. The son of the CEO is the primary stock holder of Kita-Kane.

Shareholder	Kita-Kane Investment Holdings, Inc. (family)
	TOTAL	666,667

On August 1, 2004, the Company recorded the issue of 5,300,000 common shares under a previously committed Regulation D 504 offering and raised $5,000. These funds were used to pay legal fees. In February 2006 it was discovered that 200,000 shares were mistakenly included in this offering and subsequently cancelled. The mistake occurred because 5,300,000 shares were issued instead of 5,100,000. We did not receive consideration for the shares. We discovered the mistake when we reviewed the shareholder list and found that it did not balance. The 200,000 shares were returned to the Company and the Company cancelled the shares via a return to treasury order.

Shareholder	Crimson Holdings LLC (accredited investor)
	TOTAL	5,100,000

On August 1, 2004, the Company received and cancelled 41,000,000 common shares from its founder.

On April 30, 2005, the Company issued 38,592 common shares for consulting services valued at $13,507 or $0.35 per share.

Shareholder	Franchise 101 (consultant)	38,592
	TOTAL	38,592

On May 31, 2005, the Company issued 746,704 common shares at $0.15 per share in a private placement and received $28,578 cash and $83,427 subscriptions Receivable for a total of $112,005. The Company relied upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933.

Shareholder	Anthony Birkin (friend)	80,000
Shareholder	Olympia Capital Inc (accredited investor)	290,003
Shareholder	Patrick Chen (friend)	10,000
Shareholder	Sevco Hajic(friend)	10,000
Shareholder	Margaret Kirk (family)	6,667
Shareholder	James Steward (friend)	10,000
Shareholder	Duane Ford (accredited investor)	70,000
Shareholder	Peter Hall (friend)	200,000
Shareholder	Joel Franklin (friend)	46,667
Shareholder	June Powdrill (family)	6,667
Shareholder	Megan Powdrill (family)	3,333
Shareholder	Graham Mason (friend)	13,367
	TOTAL	746,704

Year Ended May 31, 2004

At inception the Company Issued 51,000,000 million shares to the founder for an investment of

$5,100. After year end the founder returned and the Company cancelled 41,000,000 common shares leaving a net of 10,000,00 for the founder. The Company relied upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933.

Shareholder	Bruce Kirk (founder)	51,000,000
	TOTAL	51,000,000

During the year ended May 31, 2004 cash deposits on private placement stock subscriptions in the amount of $89,264 were received the stock was not issued until July 8, 2004.

Table: Aggregate Share Issuances

		Tradeshow Marketing Recent Sales of Unregistered Securities
Date	Fiscal Year Ended	Name of Shareholder and Details	Shares	Exemption	Consideration Paid	Total Dollar Value	Total Shares Issued and outstanding	Relationship
3-Dec-03	31-May-04	Bruce Kirk	51,000,000	Section 4(2)	$0.001	$5,100	51,000,000	executive officer, director
8-Jul-04	31-May-05	Kita Kaine Investment Holdings Ltd	666,667	Section 4(2)	$0.15	$100,000	51,666,667	family of director
1-Aug-04	31-May-05	Swiss Avenue Productions	5,300,000	Regulation D	$0.00094	$5,000	56,966,667	accredited investor
1-Aug-04	31-May-04	Bruce Kirk Cancelled Shares	#######	N/A	$0.001	$4,100	15,966,667	executive officer, director
30-Apr-05	31-May-05	Franchise 101	38,592	Section 4(2)	$0.35	$13,507	16,005,259	executive officer
15-Feb-05	31-May-05	A Birkin	80,000	Section 4(2)	$0.15	$12,000	16,085,259	friend of director
9-May-05	31-May-05	Olympia Capital Inc	290,003	Section 4(2)	$0.15	$43,500	16,375,262	accredited investor
31-May-05	31-May-05	Patrick Chen	10,000	Section 4(2)	$0.15		16,385,262	friend of director
31-May-05	31-May-05	Sevco Hajic	10,000	Section 4(2)	$0.15	$15,000	16,395,262	friend of director
31-May-05	31-May-05	Margaret Kirk	6,667	Section 4(2)	$0.15	1,000	16,401,929	family of director
31-May-05	31-May-05	James Stuard	10,000	Section 4(2)	$0.15	$1,500	16,411,929	accredited investor
16-May-05	31-May-05	Duane Ford	70,000	Section 4(2)	$0.15	$10,500	16,481,929	accredited investor
16-May-05	31-May-05	Peter Hall	200,000	Section 4(2)	$0.15	$30,000	16,681,929	accredited investor
16-May-05	31-May-05	Joel Franklin	46,667	Section 4(2)	$0.15	$7,000	16,728,596	friend of director
26-May-05	31-May-05	June Powdrill	6,667	Section 4(2)	$0.15	$1,000	16,735,263	family of director
26-May-05	31-May-05	Megan Powdrill	3,333	Section 4(2)	$0.15	$500	16,738,596	family of director
31-May-05	31-May-05	Graham Mason	13,367	Section 4(2)	$0.15	$2,005	16,751,963	friend of director
28-Feb-06	31-May-06	555 Holdings Cancelled Shares	-200,000	N/A	$0.00094	$188	16,551,963	accredited investor
15-Jul-05	31-May-05	Olympia Capital Inc	266,400	Section 4(2)	$0.15000	$39,960	16,818,363	accredited investor
15-Jul-05	31-May-05	James Stuard	25,000	Section 4(2)	$0.15000	$3,750	16,843,363	accredited investor
15-Aug-05	31-May-05	Rob Detwiler	200,000	Section 4(2)	$0.25000	$50,000	17,043,363	director
30-Aug-05	31-May-05	Theodore Botter	20,000	Section 4(2)	$0.25000	$5,000	17,063,363	accredited investor
30-Aug-05	31-May-05	Dave Detwiler	80,000	Section 4(2)	$0.25000	$20,000	17,143,363	family of director
30-Aug-05	31-May-05	Joel Franklin	100,000	Section 4(2)	$0.25000	$25,000	17,243,363	friend of director
30-Aug-05	31-May-05	Marvin and Geraldine Eppes	20,000	Section 4(2)	$0.25000	$5,000	17,263,363	accredited investor
30-Apr-05	31-May-05	Luniel de Beer	50,000	Section 4(2)	$0.10000	$5,000	17,313,363	director, executive officer
15-Aug-05	31-May-05	Rob Detwiler	10,000	Section 4(2)	$0.10000	$1,000	17,323,363	director
1-Sep-04	31-May-04	Marion Huff	50,000	Section 4(2)	$0.10000	$5,000	17,373,363	executive officer, director
1-Sep-04	31-May-04	Peggie-Ann Kirk	100,000	Section 4(2)	$0.10000	$10,000	17,473,363	executive officer, director
1-Jun-05	31-May-05	Hashem Sharifi	35,000	Section 4(2)	$0.10000	$3,500	17,508,363	director
28-Sep-05	31-May-05	Luniel de Beer	50,000	Section 4(2)	$0.10000	$5,000	17,558,363	executive officer, director
1-Aug-05	31-May-05	Sammi Salibi	15,000	Section 4(2)	$1.00000	$15,000	17,573,363	friend of director
1-Nov-05	31-May-05	Elmer Detwiler	80,000	Section 4(2)	$0.25000	$20,000	17,653,363	family of director
1-Dec-05	31-May-05	Olympia Capital Inc	195,920	Section 4(2)	$0.25000	$48,970	17,849,283	accredited investor
20-Feb-06	31-May-06	Soonman Kwon	10,000	Section 4(2)	$0.50000	$5,000	17,859,283	friend of director
20-Feb-06	31-May-06	John Mele	10,000	Section 4(2)	$0.50000	$5,000	17,869,283	friend of director

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Pursuant to the Company’s bylaws, the Company may indemnify any person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that that person is or was a director, officer or employee of our Company.

Insofar as indemnification for liabilities arising under the Securities Act, as amended, may be permitted for directors, officers and controlling persons of our company under our bylaws or under any contract, arrangement, statute, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART F/S

THE TRADESHOW MARKETING COMPANY LTD.

CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

MOORE & ASSOCIATES, CHARTERED
ACCOUNTANTS AND ADVISORS
   PCAOB REGISTERED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
The Tradeshow Marketing Company Ltd
Las Vegas, Nevada

We have audited the accompanying restated balance sheet of The Tradeshow Marketing Company Ltd as of May 31, 2005 and 2006, and the related restated statements of operations, stockholders’ equity and cash flows for the years ended May 31, 2005 and 2006. These restated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the restated financial statements referred to above present fairly, in all material respects, the financial position of Tradeshow Marketing Company Ltd as of May 31, 2005 and 2006 and the results of its operations and its cash flows for the years ended May 31,2005 and 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying restated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company’s net losses and accumulated deficit of $449,972 since inception which raises substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moore & Associates, Chartered

Moore & Associates Chartered
Las Vegas, Nevada
November 7, 2006

2675 S. Jones Blvd. Suite 109, Las Vegas, NV 89146 (702) 253-7511 Fax (702) 253-7501

THE TRADESHOW MARKETING COMPANY LTD.

BALANCE SHEET
(Restated)

	May 31,	May 31,
	2006	2005
ASSETS

Current Assets
Cash and Cash Equivalents	$43,538	$86,876
Inventory	36,436	6,054

Total Current Assets	79,974	92,930

Long Term Assets
Equipment - Net	28,805	5,399
Vehicles - Net	14,305	17,999
Network Infrastructure & Software	43,763	-
Other Assets	3,673	7,574

Total Long Term Assets	90,546	30,972

Total Assets	$170,520	$123,902

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
Accounts Payable	$46,423	$18,687
Shareholder Loan - Related Party	28,673	15,000
Current Portion - Vehicle Loan	5,484	5,484

Total Current Liabilities	80,580	39,171

Vehicle Loan	13,069	16,018

Total Liabilities	93,649	55,189

Stockholders' Equity

Common Stock, authorized
50,000,000 shares, par value $0.0001,
issued and outstanding on February
28, 2006 and May 31, 2005
is 17,869,283 and 16,751,963
respectively	1,789	1,676
Paid in Capital	510,913	238,836
Subscription Receivable	-	(87,527)
Accumulated Currency Translation	14,141	3,727
Accumulated Deficit	(449,972)	(87,999)

Total Stockholders' Equity	76,871	68,713

Total Liabilities and Stockholders' Equity	$170,520	$123,902

The accompanying notes are an integral part of these financial statements.

THE TRADESHOW MARKETING COMPANY LTD.

Statements of Operations
(Restated)

	For the Year Ended
	May 31,	May 31,
	2006	2005

Revenue	$365,563	$33,801

Cost of Sales	205,069	11,278

Gross Profit	160,494	22,523

Expenses
General and Administrative	365,977	31,464
Professional Fees	131,990	49,726
Officer Compensation	24,500	274

Total Expenses	522,467	81,464

Net Profit / (Loss)	(361,973)	(58,941)

Other Comprehensive Income / (Loss)
Currency Translation	10,414	2,612

Comprenhensive Income	$(351,559)	$(56,329)

Basic and Diluted
(Loss) per Share	$(0.02)	$-

Weighted Average
Number of Shares	17,640,886	15,145,325

The accompanying notes are an integral part of these financial statements.

THE TRADESHOW MARKETING COMPANY LTD.
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

					Foreign
	Common Stock		Paid in	Subscriptions	Currency	Accumulated	Total
	Shares	Amount	Capital	Receivable	Translation	Deficit	Equity
Shares Issued to Founders
at $0.0001 per share	51,000,000	$5,100	$4,900	$-	$-	$-	$10,000
Deposits received for
stock subscriptions				89,264			89,264
Currency Translation					1,115		1,115

Net Loss						(29,058)	(29,058)

Balance, May 31, 2004	51,000,000	5,100	4,900	89,264	1,115	(29,058)	71,321

Shares Issued for Cash at
$0.15 per share	666,667	67	99,933	(89,264)			10,736
Shares Issued for Cash at
$0.001 per share	5,300,000	530	4,470				5,000
Founders Shares Cancelled	(41,000,000)	(4,100)	4,100				-
Shares Issued for Services
at $0.35 per share	38,592	4	13,503				13,507
Shares Issued for Cash and
subscriptions receivable
at $0.15 per share	746,704	75	111,930	(87,527)			24,478

Currency Translation					2,612		2,612

Net (Loss)						(58,941)	(58,941)

Balance, May 31, 2005	16,751,963	1,676	238,836	(87,527)	3,727	(87,999)	68,713

Cash Received on
Subscription Receivable				87,527			87,527
Shares Issued for Cash for
$0.15 per share	291,400	29	43,681				43,710
Shares issued for Acqusition
at $1.00 per share	15,000	2	14,998				15,000
Shares Issued for Cash for
$0.25 per share	420,000	42	104,958				105,000
Shares issued for Services
at $0.10 per share	295,000	30	29,470				29,500
Shares Issued for Cash at
$0.25 per share	275,920	28	68,952				68,980
Shares Issued for Cash at
$0.50 per share	20,000	2	9,998				10,000
Shares returned and Cancelled	(200,000)	(20)	20				-
Currency Translation					10,414		10,414

Net (Loss)						(361,973)	(361,973)

Balance, May 31, 2006	17,869,283	$1,789	$510,913	$-	$14,141	$(449,972)	$76,871

The accompanying notes are an integral part of these financial statements.

THE TRADESHOW MARKETING COMPANY LTD.
 STATEMENTS OF CASH FLOWS

	For The Year Ended
	May 31,	May 31,
	2006	2005

Operating Activities

Net Profit / (Loss)	$(361,973)	$(58,941)

Significant Non-Cash Transactions
Stock issued for service	29,500	13,507
Stock issued to acquire inventory	5,000
Depreciation / Amortization Expense	15,542	4,038
Foreign Currency Translation	10,414	2,612
Changes in Assets and Liabilities
(Increase)/Decrease in Inventory	(30,382)	(4,038)
(Increase)/Decrease in Other Assets	3,901	(7,075)
Increase/(Decrease) in Payables	27,736	18,687

Net Cash (Used) by Operating Activities	(300,262)	(31,210)

Investment Activities
Purchase of Network Infastructure	(52,029)	-
Equipment Purchase	(16,988)	(24,745)

Cash Used by Investment Activities	(69,017)	(24,745)

Financing Activities

Proceeds from Shareholder Loans	13,673	15,000
Proceeds/(Payments) - Equipment Financing	(2,949)	21,502
Proceeds from Subscriptions Receivable	87,527
Proceeds from sale of Common Stock	227,690	40,214

Cash Provided by Financing Activities	325,941	76,716

Net Increase / (Decrease) in Cash	(43,338)	20,761

Cash, Beginning of Period	86,876	66,115

Cash, End of Period	$43,538	$86,876

Supplemental Information:
Interest Paid	$11,620	$1,190
Income Taxes Paid	$-	$-

Significant Non-Cash Transactions:
The company issued common stock thru issue of subscription receivable:
	$87,527	$89,264
The company issued 15,000 common shares to acquire the following:
Equipment	$10,000
Inventory	$5,000

The accompanying notes are an integral part of these financial statements.

THE TRADESHOW MARKETING COMPANY INC
NOTES TO RESTATED FINANCIAL STATEMENTS

NOTE 1. GENERAL ORGANIZATION AND BUSINESS

The Tradeshow Marketing Company, Inc. (the Company) was organized in the state of Nevada on December 3, 2003. The Company was formed to marketing specialty products at tradeshows, and specialty product shops and kiosks in malls. The Company through May 31, 2006 has only been selling at tradeshows on-line and in malls.

On July 20, 2005, the Company purchased the inventory and executed a sublease agreement with two small retail stores in the Arrowhead and Paradise Valley Malls in Phoenix, Arizona.

The Company operates on a May 31 fiscal year end.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The relevant accounting policies and procedures are listed below.

Accounting Basis

The statements were prepared following generally accepted accounting principles of the United States of America consistently applied.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and deposits in transit.

Dividends

The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid during the periods shown.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Translation of Currency

The company’s headquarters were in Canada through May 31, 2006 and maintains it financial records in $CDN. For the sake of reporting the Balance Sheet, amounts were converted to United States dollars using the exchange rate at the end of each period. Income statement amounts were converted using an average rate for the period resulting in a translation gain or loss for each period shown. All amounts reported in the accompanying financial statements are expressed in $US.

Inventory

The company inventories finished products it has purchased for resale.

Revenue Recognition and Accounts Receivable

All the sales for the Company are on a point of sale/cash and carry basis. The Company does not carry receivables for any sales. All sales are final. Revenue is recognized when a sale is made. No warranties are expressed or offered on any goods except that of the manufacturer, which they support directly.

Advertising Expense

Advertising, promotion and marketing costs are expensed as incurred. Advertising expense for the period ended May 31, 2006 and 2005 was $4,327 and $448 respectively.

Income Taxes

The provision for income taxes is the total of the current taxes payable and the net of the change in the deferred income taxes. Provision is made for the deferred income taxes where differences exist between the period in which transactions affect current taxable income and the period in which they enter into the determination of net income in the financial statements.

Equipment

Equipment is stated at cost. Depreciation is computed using the straight-line method over the assets useful lives, which are 5 year to 7 years. Maintenance and repairs are charged to expense as incurred.

May 31,	2006	2005
Equipment	$48,145	$6,651
Accumulated Depreciation	(9,387)	(1,252)
Equipment - Net	$14,305	$5,399

Vehicle	$24,041	$21,175
Accumulated Depreciation	(9,736)	(3,176)
Vehicle - Net	$14,305	$17,999

Network Infrastructure	$52,028
Accumulated Depreciation	(8,265)
Network Infrastructure - Net	$43,763

The difference in the value of the vehicle is reflective of the change in the foreign currency rate

Stock Based Compensation

The Company accounts for its stock based compensation based upon provisions in SFAS No.

123, Accounting for Stock-Based Compensation. In this statement stock based compensation is divided into two general categories, based upon who the stock receiver is, namely: employees/directors and non-employees/directors. The employees/directors category is further divided based upon the particular stock issuance plan, namely compensatory and non- compensatory. The employee/directors non-compensatory securities are recorded at the sales price when the stock is sold. The compensatory stock is calculated and recorded at the securities’ fair value at the time the stock is given. SFAS 123 also provides that stock compensation paid to non-employees be recorded with a value which is based upon the fair value of the services rendered or the value of the stock given, whichever is more reliable. The Company has selected to utilize the fair value of the stock issued as the measure of the value of services obtained.

Earnings per Share (EPS)

The basic earnings (loss) per share are calculated by dividing the Company’s net income available to common shareholders by the weighted average number of common shares during the year. The diluted earnings (loss) per share are calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted as of the first of the year for any potentially dilutive debt or equity.

The Company has not issued any options or warrants since inception, or other dilutive securities. The numerators and denominators used in the computations of basic and diluted EPS are presented in the following table:

May 31,	2006	2005
Numerators for Basic and Diluted EPS
Net income/ (loss) to common shareholders	($351,559)	($56,329)

Denominators for Basic and Diluted EPS
Weighted average of shares outstanding	17,640,886	15,145,325

Basic and Diluted Earnings/ (Loss) Per Share	($0.02)	($0.00)

NOTE 2. RESTATEMENT OF FINANCIALS

Restatement Adjustments for year Ended May 31, 2005 follows:

	Reported	Error		Restated
	31-May-05	Adjustment		31-May-05

ASSETS

Current Assets
Cash and Cash Equivalents	$86,876			$86,876
Inventory	6,054			6,054

Total Current Assets	92,930			92,930

Long Term Assets
Equipment - Net	23,398	(17,999)	(1)	5,399
Vehicles - Net	-	17,999	(1)	17,999
Other Assets	7,754			7,754

Total Long Term Assets	30,972			30,972

Total Assets	$123,902	$0.00		$123,902

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities
Accounts Payable	$18,687			$18,687
Shareholder Loans - Related Party	-	15,000	(2)	15,000
Current Portion - Vehicle Loan	-	5,484	(3)	5,484

Total Current Liabilities	18,687			24,171

Vehicle Loan	21,502	(5,484)	(3)	16,018
Loan from Shareholder	15,000	(15,000)	(2)	15,000

Total Liabilities	55,189			55,189

Stockholders’ Equity
Common Stock	1,675	1	(4)	1,676
Paid in Capital	146,410	92,426	(4) (5) (6)	238,836
Subscriptions Receivable	(87,527)		(4) (6)	(87,527)
Accumulated Currency Translation	3,727			3,727
Accumulated Deficit	(83,099)	(4,900)	(5)	(87,999)

Total Stockholders’ Equity	68,713			68,713

Total Liabilities and
Stockholders’ Equity	$123,902	$0.00		$123,902

Adjustments:

(1) Restated to provide detail of previously reported Equipment category.
(2) Restated to reclassify short-term related party shareholder loans and current liabilities.
(3) Restated to display current portion of the Vehicle loan.
(4) Restated to correct rounding error.
(5) The issuance of 51,000,000 shares of stock to the founders in 2004 was incorrectly recorded for services of $5,100 instead of $10,000 and the 2004 financials have been restated to record the $4,900 increase to Paid in Capital and the corresponding expense of $4,900. In early 2005 the founder returned and the company cancelled 41,000,000 shares leaving a net of 10,000,000 shares issued to the founder.
(6) The aggregate adjustments to the Equity accounts include an increase in common stock issued of 33 shares; a net increase of $12,801 for common stock issued for services; a net decrease in common stock issued for cash of $12,801; and an increase in paid in capital of $87,527 with a corresponding increase in subscriptions receivable of $87,527 as detailed below:

					Stock Issued for Cash
		Common Stock		Paid in	Subscription	Cash	Stock Issued
	REF	Shares	Amount	Capital	Receivable	Purchase	for Service
Balance May 31, 2004		51,000,000	$5,100	$4,900	$89,264	$-	$10,000

Equity Before
Restatement:
Founders Stock		(41,000,000)	(4,100)	4,100
Stock for Cash	a	5,300,000	530	4,770		5,300
Stock for Cash	b	666,667	67	124,912	(77,264)	47,715
Stock for Services	c	150,000	15	135			150
Stock for Service	c	123,592	12	112			124
Stock for Service	c	431,671	43	389			432
Stock for Cash e	c	80,000	8	11,992	(12,000)	-

Balance, May 31, 2005		16,751,930	1,675	151,310	-	53,015	10,706

Adjustments:
Stock for Cash	a			(300)		(300)
Stock for Cash	b	-	-	(24,979)	(12,000)	(36,979)

Stockfor Service	c	(150,000)	(15)	(135)			(150)
Stock for Service	c	(123,592)	(12)	(112)			(124)
Stock for Service	c	(431,671)	(43)	(389)			(432)
Stock for Cash	c	(80,000)	(8)	(11,992)	12,000
Stock for Service	d	38,592	4	13,503			13,507
Stock for Cash	e	746,704	75	111,930	(87,527)	24,478

Total of Restatement
Adjustments	f	33	1	87,526	(87,527)	(12,801)	12,801

Restated Equity:		16,751,963	$1,676	$238,836	$(87,527)	$40,214	$23,507

a.
The issue of 5,300,000 common shares for cash was incorrectly reported during 2005 at $5,300 and corrected to $5,000 in the restatement resulting in a decrease in paid in capital of $300 and a corresponding decrease in cash received of $300.

b.
The sale of 666,667 common shares at $0.15 per share was incorrectly reported as an increase in common stock of 67, an increase in paid in capital of 124,912 and a decrease in Subscriptions receivable of $77,264. The 666,667 common shares were sold at $0.15 per share for a total of $100,000 with $89,264 having been prepaid as subscriptions during 2004. The resulting adjustment is a decrease in paid in capital of $24,979, a decrease in subscriptions receivable of $12,000 and a decrease in cash received of $36,979.

c.
The Company incorrectly recorded the issue of 150,000, 123,592, and 431,671 common shares issued for service for a total of $706 and 80,000 common shares issued for $12,000 from prepaid subscriptions. These issues had been incorrectly classified and adjustments include a reversal of these transactions.

d.	The Company issued 38,592 common shares for services valued at $0.35 per share a total of $13,507.

e.	The Company issued 746,704 common shares in a private offering at $0.15 per share for $112,005 with $87,527 subscription receivable and $24,478 cash.

f.
The aggregate decrease in stock issued for cash of $12,801 was offset by the increase in stock issued for services. This adjustment resulted in a reclassification of expenses with a $12,801 decrease in general and administrative expense and an increase in professional fees.

The Statement of Operation has been restated as follows:

	Reported	Error		Restated
	31-May-05	Adjustment		31-May-05

Revenue	$33,801			$33,801

Cost of Sales	11,278			11,278

Gross Profit	22,523			22,523

Expenses
General and Administrative	31,464			31,464
Professional Fees	49,726			49,726
Officer Compensation	274			274

Total Expenses	81,464			81,464

Net Profit / (Loss)	(58,941)			(58,941)

Other Comprehensive Income / (Loss)
Currency Translation		2,612	(1)	2,612

Comprenhensive Income	$(58,941)	$2,612		$(56,329)

(1)	Restated to provide visibility of Other Comprehensive Income in the form of Currency Translation.

The Statement of Cash Flows has been restated as follows:

	Reported	Error		Restated
	31-May-05	Adjustment		31-May-05
Operating Activities

Net Profit / (Loss)	$(58,941)	$-		$(58,941)

Significant Non-Cash Transactions
Stock issued for service	5,574	7,933	(1)	13,507
Stock issued to acquire inventory	-	-
Depreciation / Amortization Expense	4,038	-		4,038
Foreign Currency Translation	2,612	-		2,612
Changes in Assets and Liabilities
(Increase)/Decrease in Inventory	(4,038)	-		(4,038)
(Increase)/Decrease in Other Assets	(7,075)	-		(7,075)
Increase/(Decrease) in Payables	18,687	-		18,687

Net Cash (Used) by Operating Activities	(39,143)	7,933		(31,210)

Investment Activities
Purchase of Network Infastructure	-	-		-
Equipment Purchase	(24,745)	-		(24,745)

Cash Used by Investment Activities	(24,745)	-		(24,745)

Financing Activities

Proceeds from Shareholder Loans	15,000	-		15,000
Proceeds/(Payments) - Equipment Financing	21,502	-		21,502
Proceeds from Subscriptions Receivable	(89,264)	89,264	(2)
Proceeds from sale of Common Stock	142,985	(102,771)	(2)	40,214
-
Cash Provided by Financing Activities	90,223	(13,507)		76,716
-
Net Increase / (Decrease) in Cash	26,335	(5,574)		20,761
-
Cash, Beginning of Period	66,115	-		66,115
-
Cash, End of Period	$92,450	$(5,574)		$86,876

(1)	The Company incorrectly reported the issue of $5,474 for services. Actual issues for services were for $13,507 as reported in the restated statement of stockholders equity.

(2)
The Company incorrectly reported a subscription receivable of $89,264 and cash received from sale of stock of $142,985. The net cash proceeds from the sale of stock is $40,214 ($10,736+$5,000+$24,478) as reported in the restated statement of stockholders' equity.

Restatement Adjustments for year Ended May 31, 2006 follows:

	Reported	Error		Restated
	31-May-06	Adjustment		31-May-06
ASSETS

Current Assets
Cash and Cash Equivalents	$43,538			$43538
Inventory	36,436			36,436

Total Current Assets	79,974			79, 97

Long Term Assets
Equipment - Net	18,805	10,000	(1)	28,805
Vehicles - Net	14,305			14,305
Network Infrastructure & Software	43,763			43,763
Other Assets	3,673			3,673

Total Long Term Assets	80,546			90,546

Total Assets	$160,520	$$10,000		$170,520

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities
Accounts Payable	$46,423			$46,423
Shareholder Loans - Related Party		28,673	(2)	28,673
Current Portion - Vehicle Loan	5,484			5,484

Total Current Liabilities	51,907			80,580

Vehicle Loan	13,069			13,069
Loan from Shareholder	28,673	(28,673)	(2)	-

Total Liabilities	93,649	93,649

Stockholders’ Equity
Common Stock	1,788	1	(1)	1,789
Paid in Capital	497,414	13,499	(1)	510,913
Subscriptions Receivable	-			-
Accumulated Currency Translation	14,141			14,141
Accumulated Deficit	(446,472)	(3,500)	(1)	(449,972)

Total Stockholders’ Equity	66,871	10,000		76,871

Total Liabilities and
Stockholders' Equity	$160,520	$10,000		$170,520

Adjustments:

(1)
On July 20, 2005 the Company acquired the sub-leases and purchased the assets and equipment of two As Seen On TV Stores for an adjusted value of $30,149. The Company received Inventory valued at $20,149 and equipment and fixtures valued at $10,000. The agreed price was payable with $15,149 cash and 15,000 common shares valued at $1.00 per share. The Company reported the cash payment of $15,149 as purchase of inventory and the issue of 15,000 shares of common stock as consulting services of $1,500 but failed to record the additional
$5,000 inventory and $10,000 equipment and fixtures as part of the asset purchase.

The Company restated its May 31, 2006 financials by reversing the original issue of 15,000 shares of stock for $1,500 consulting services and then recorded the issue of 15,000 shares of common stock for the purchase of $10,000 equipment and the purchase $5,000 inventory to cost of sales.

(2)	Restated to reclassify short-term (less than 12 months) related party operational loans as current liabilities rather than notes payable.

Statement of Operations

	Reported	Error		Restated
	31-May-06	Adjustments		31-May-06
Revenue	$65,563	$-		$65,563

Cost of Sales	200,069	5,000	(1)	205,069

Gross Profit	165,494	(5,000)		160,494

Expenses
General and Administrative	365,977	-		365,977
Professional Fees	133,490	(1,500)	(1)	131,990
Officer Compensation	24,500	-		24,500

Total Expenses	523,967	(1,500)		522,467

Net Profit / (Loss)	(358,473)	(3,500)		(361,973)

(1)
The Company restated its May 31, 2006 financials by reversing the original issue of 15,000 shares of stock for $1,500 consulting services and then recorded the issue of 15,000 shares of common stock for the purchase of $10,000 equipment and the purchase $5,000 inventory which was subsequently issued and charged to cost of sales.

Statement of Stockholders’ Equity

		Common Stock		Paid in	Stock Issued	Stock Issued
	REF	Shares	Amount	Capital	For Cash	For Service
Reported Activity
Year Ended
May 31, 2006

Stock for Cash		291,400	29	43,681	43,710
Stock for Cash		420,000	42	104,958	105,000
Stock for Service	(1)	310,000	31	30,969		31,000
Stock for Cash		275,920	28	68,952	68,980
Stock for Cash		20,000	2	9,998	10,000
Stock Cancelled		(200,000)	(20)	20

Total		1,117,320	112	258,578	227,690	31,000

Restated Activity
Year Ended
May 31, 2006

Stock for Cash		291,400	29	43,681	43,710
Stock for Acqusition	(1)	15,000	2	14,998		15,000
Stock for Cash		420,000	42	104,958	105,000
Stock for Service	(1)	295,000	30	29,470		29,500
Stock for Cash		275,920	28	68,952	68,980
Stock for Cash		20,000	2	9,998	10,000
Stock Cancelled		(200,000)	(20)	20

Subtotal		1,117,320	113	272,077	227,690	44,500

Restated Balance
May 31, 2006		16,751,963	1,676	238,836	217,005	23,507

Restated Balance
May 31, 2006		17,869,283	$1,789	$510,913	$444,695	$68,007

(1)
The Company restated its May 31, 2006 financials by reversing the original issue of 15,000 shares of stock for $1,500 consulting services and then recorded the issue of 15,000 shares of common stock for the purchase of $10,000 equipment and the purchase $5,000 inventory which was subsequently issued and charged to cost of sales.

Cash Flow Statement

	Reported			Restated
	May 31,	Error		May 31,
	2006	Adjustment		2006

Operating Activities

Net Profit / (Loss)	$(358,473)	$(3,500)	(1)	$(361,973)

Significant Non-Cash Transactions
Stock issued for service	31,000	(1,500)	(1)	29,500
Stock issued to acquire inventory	-	5,000	(1)	5,000
Depreciation / Amortization Expense	15,542	-		15,542
Foreign Currency Translation	14,514	(4,100)	(3)	10,414
Changes in Assets and Liabilities		-
(Increase)/Decrease in Inventory	(30,382)	-		(30,382)
(Increase)/Decrease in Other Assets	3,901	-		3,901
Increase/(Decrease) in Payables	27,736	-		27,736

Net Cash (Used) by Operating Activities	(296,162)	(4,100)		(300,262)

Investment Activities
Purchase of Network Infastructure	(52,029)	-		(52,029)
Equipment Purchase	(16,988)	-		(16,988)

Cash Used by Investment Activities	(69,017)	-		(69,017)

Financing Activities

Proceeds from Shareholder Loans	13,673	-		13,673
Proceeds/(Payments) - Equipment Financing	(2,949)	-		(2,949)
Proceeds from sale of Common Stock	311,117	4,100	(3)	315,217

Cash Provided by Financing Activities	321,841	4,100		325,941

Net Increase / (Decrease) in Cash	(43,338)	-		(43,338)

Cash, Beginning of Period	86,876			86,876

Cash, End of Period	$43,538	$-		$43,538

(1)	See net adjustment in the restated statement of operations.
(2)
The Company restated its May 31, 2006 financials by reversing the original issue of 15,000 shares of stock for $1,500 consulting services and then recorded the issue of 15,000 shares of common stock for the purchase of $10,000 equipment and the purchase $5,000 inventory which was subsequently issued and charged to cost of sales.

(3)	The company incorrectly classified $4,100 as an increase in foreign currency translation that was actually proceeds from the sale of stock.

NOTE 3. ACQUSITION OF ASSETS

On July 20, 2005 the Company acquired the sub-leases and completed the purchase of the purchase two As Seen On TV Stores in Phoenix Arizona for the original amount of $35,000 which was revaluated to $30,149. The company acquired the rights to use the “As Seen on TV” trade name for the two stores, inventory of $20,149 and equipment in the form of store fixtures, shelving, display cases, video surveillance equipment, computers, cash register and credit card machine valued at $10,000. The Company also assumed responsibility for two operating leases for the store locations. The purchase was completed by the payment of $15,149 cash and the issue of 15,000 common shares valued at $15,000.

NOTE 4. RELATED PARTY TRANSACTIONS

At inception the Company Issued 51,000,000 million shares to the founder for services valued at $10,000. After fiscal year end the founder returned and the Company cancelled 41,000,000 common shares leaving a net of 10,000,000 shares with the founder and CEO.

On July 8, 2004 the Company issued 666,667 common shares in a private placement to Kita- Kane Investment Holdings, Inc. for an investment of $100,000. Kita-Kane made several payments totaling $89,264 during the fiscal year ended May 31, 2004 with the balance of $10,736 paid when the stock was issued on July 8, 2004. The son of the CEO is the primary stock holder of Kita-Kane.

During the period ended May 31, 2006 the Company issued and aggregate of 295,000 common shares at $0.10 per share among five directors as a recruiting incentive. The number of shares to be issued and the price per share was agreed to during the company’s first fiscal year. One individual is both the CFO and the sister of the CEO and received 100,000 shares. When the agreements were reached no stock had been sold and no valid market for shares existed. The company based its value on what it considered to be the fair value recruiting its board.

A related party has provided financing to the company in the form of demand notes with no fixed or determinable repayment dates. The amounts are recorded as short-term shareholder loans with the balance as of May 31, 2006 and May 31, 2005 of $28,673 and $15,000 respectively.

NOTE 5. STOCKHOLDERS’ EQUITY

Common Stock

The Company is authorized 50,000,000 common shares with a $0.0001 par value.

Year Ended May 31, 2004

At inception the Company Issued 51,000,000 million shares to the founder for services valued at $10,000. After year end the founder returned and the Company cancelled 41,000,000 common shares leaving a net of 10,000,000 shares with the founder.

During the year ended May 31, 2004 cash deposits on private placement stock subscriptions in the amount of $89,264 were received the stock was not issued until July 8, 2004.

Year Ended May 31, 2005

On July 8, 2004, the Company issued 666,667 common shares in a private placement at $0.15 per share for a total of $100,000 cash less $89,264 subscription deposits previously received.

On August 1, 2004, the Company recorded the issue of 5,300,000 common shares under a previously committed Regulation D 504 offering and raised $5,000. These funds were used to pay legal fees. In February 2006 it was discovered that 200,000 shares were mistakenly included in this offering and subsequently cancelled. The mistake occurred because 5,300,000 shares were issued instead of 5,100,000. We did not receive consideration for the shares. We discovered the mistake when we reviewed the shareholder list and found that it did not balance. The 200,000 shares were returned to the Company and the Company cancelled the shares via a return to treasury order.

On August 1, 2004, the Company received and cancelled 41,000,000 common shares from its founder.

On April 30, 2005, the Company issued 38,592 common shares for consulting services valued at $13,507 or $0.35 per share.

On May 31, 2005, the Company issued 746,407 common shares at $0.15 per share in a private placement and received $24,478 cash and $87,527 subscriptions Receivable for a total of $112,005.

Year Ended May 31, 2006

During July 2005 the Company received $87,527 cash payments on subscriptions receivable.

On July 15, 2005, the Company issued 291,400 common shares at $0.15 per share in a private placement for cash in the amount of $43,710.

On July 20, 2005 the Company acquired the assets of two Sandstrom Stores in Phoenix valued at $30,149 thru the payment of $15,149 cash issued 15,000 common shares at $1.00 per share or $15,000. The company acquired $20,149 in inventory and $10,000 of equipment.

Between August 15 and August 30, 2005 the Company issued 420,000 common shares at $0.25 per share in a private placement for cash in the amount of $105,000.

During the period ended May 31, 2006, the Company issued 295,000 common shares at $0.10 per share for recruiting incentive for its board $29,500 and based on agreements put in place during the company’s first fiscal year.

On December 1, 2005 the Company issued 275,920 common shares at $0.25 per share in a private placement for $68,980 cash.

On February 20, 2006 the Company issued 20,000 common shares at $0.50 per share in a private placement for $10,000 cash.

On February 28, 2006 the Company received and cancelled 200,000 common shares that were mistakenly included in the 504 offering.

NOTE 6. NOTES PAYABLE

Following are the notes payable as of May 31, 2006 and 2005 the Current portion of vehicle loan is estimated using the $CDN payment times the 2006 average exchange rate to $US:

May 31,	2006	2005
Installment note on vehicle,
$537 ($CDN) payment for 60 months,
Annual interest rate at 7.39%	$18,553	$21,502
Less: Current Portion	(5,484)	(5,484)
Long-Term Portion	$13,069	$16,018

NOTE 6. PROVISION FOR INCOME TAXES

The Company provides for income taxes under Statement of Financial Accounting Standards NO. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The total deferred tax asset is $98,994, as of May 31, 2006, which is calculated by multiplying a 22% estimated tax rate by the cumulative NOL of $449,973. The total valuation allowance is a comparable $98,994.

The provision for income taxes is comprised of the net changes in deferred taxes less the valuation account plus the current taxes payable as shown in the chart below.

May 31,	2006	2005
Net changes in Deferred Tax Benefit	$79,634	$12,967
Valuation account	(79,634)	(12,967)
Current Taxes Payable	0	0

Net Provision for Income Taxes	$0	$0

Below is a chart showing the estimated federal net operating losses and the years in which they will expire.

Year	Amount	Expiration
2004	$29,058	2024
2005	58,941	2025
2006	361,973 2026

Total	$449,972

NOTE 7. OPERATING LEASES AND OTHER COMMITMENTS:

The Company has two operating subleases for retail outlets located in the Arrowhead and Paradise Valley Malls in Phoenix, Arizona with aggregate monthly payment of $8,045 or $96,450 per year. These leases expire in March 2007. The numbers shown below assume that the company will be able to renew its lease or sublease and continue to operate these facilities at the current rate:

	Year 1	Year 2	Year 3	Year 4	Year 5
Retail Outlets	$96,450	$96,450	$96,450	$96,450	$96,450

NOTE 8.  GOING CONCERN

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. The Company has accumulated a total loss of $449,972 since inception. This raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

Management continues to seek funding from its shareholders and other qualified investors to pursue its business plan of developing specialty retail products, purchasing retail stores in malls.

NOTE 9.  THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Below is a listing of the most recent accounting standards SFAS 150-154 and their effect on the Company.

Statement No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (Issued 5/03)

This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

Statement No. 151 Inventory Costs-an amendment of ARB No. 43, Chapter 4 (Issued 11/04) This statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that “…under some circumstances, items such as idle facility expense, excessive spoilage, double freight and re- handling costs may be so abnormal as to require treatment as current period charges….” This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.

Statement No. 152 Accounting for Real Estate Time-Sharing Transactions (an amendment of FASB Statements No. 66 and 67)

This Statement amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions.

This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, states that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2.

Statement No. 153 Exchanges of Non-monetary Assets (an amendment of APB Opinion No.29)

The guidance in APB Opinion No. 29, Accounting for Non-monetary Transactions, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, includes certain exceptions to the principle. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assts and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

Statement No. 154 Accounting Changes and Error Corrections (a replacement of APB Opinion No. 20 and FASB Statement No. 3)

This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.

The adoption of these new Statements is not expected to have a material effect on the Company’s current financial position, results or operations, or cash flows.

PART III.

ITEM 2. INDEX TO EXHIBITS.

Exhibit Number	Description of Exhibits*

Exhibit 3.1	Articles of Incorporation*

Exhibit 3.2	Bylaws, as amended*

Exhibit 10.2	Asset Purchase Agreement*

Exhibit 10.3	Consulting Agreement with Marion Huff**

Exhibit 10.4	Consulting Agreement with Bruce Kirk**

Exhibit 10.5	Consulting Agreement with Luniel de Beer**

Exhibit 10.6	Consulting Agreement with Peggie-Ann Kirk**

Exhibit 10.7	Consulting Agreement with Norm Friend/Franchise 101**

Exhibit 10.8	Consulting Agreement with Hashem Sharifi**

Exhibit 10.9	Consulting Agreement with Excel Relations**

Exhibit 23.1	Consent of Auditor

Exhibit 23.2	Consent of Legal Counsel

__________________________
** Incorporated by reference to form 10-SB 12(B) filed with the commission on January 3, 2006
*  Incorporated by reference to form 10-SB 12(G) filed with the commission on November 15, 2006

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Tradeshow Marketing Company, Inc.
(Registrant)
Date: December 18, 2006	By:	/s/ Bruce Kirk
Mr. Bruce Kirk,
President & CEO

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